As filed with the Securities and Exchange Commission on July 1, 2019

Registration No. 033-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933

Of

Securities of Unit Investment Trusts Registered on Form N-8B-2

Merrill Lynch Life Variable Life Separate Account II

(Registrant)

Transamerica Life Insurance Company

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Rd., N.E. Cedar Rapids, IA 52499 (Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number 319-355-8511 Brian Stallworth, Esquire Transamerica Life Insurance Company 4333 Edgewood Road N.E. Cedar Rapids, IA 52499 (Name and complete address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of Interest in Scheduled Premium Variable Life Insurance Policies.

Approximate date of proposed public offering:

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the Directed Life 2 scheduled premium variable life insurance policy (“Policy”) on a new Form S-6. Interests under the Policy were previously registered on Form S-6 (File No. 033-43055) and funded by Merrill Lynch Life Variable Life Separate Account II (registered on Form N-8B-2, File No. 811-06227). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Merrill Lynch Life Variable Life Separate Account II was transferred intact to TLIC.

Directed Life 2

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Life Separate Account II

Supplement Dated July 1, 2019

to the

Prospectus dated April 30, 1991

as Supplemented

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for the Directed Life 2 policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Advisors Life Insurance Company (“TALIC”), formerly known as Merrill Lynch Life Insurance Company, with and into TLIC.

TALIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Policy. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Life Separate Account II (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the policy. The Policy has thereby become a scheduled premium variable life insurance policy funded by a separate account of TLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company (formerly, Merrill Lynch Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Policy, we may still reflect TALIC in correspondence and disclosure to you.

I.	The following are the available investment options:

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR
AB Variable Product Series Fund, Inc. – Class A
AB Large Cap Growth Portfolio	Seeks long-term growth of capital.	AllianceBerstein L.P.
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Advantage Large Cap Value V.I. Fund	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market V.I. Fund	Seeks long-term growth of capital.	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	Seeks capital appreciation and, secondarily, income.	BlackRock Advisors, LLC
BlackRock Dividend V.I. Fund	Seeks long-term total return and current income.	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock International V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock S&P 500 Index V.I. Fund	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC
BlackRock Series Fund, Inc.
BlackRock Advantage Large Cap Core Portfolio	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Balanced Capital Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Capital Appreciation Portfolio	Seeks long term growth of capital.	BlackRock Advisors, LLC
BlackRock Global Allocation Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Government Money Market Portfolio	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing.	BlackRock Advisors, LLC
BlackRock High Yield Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
BlackRock U.S. Government Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
Invesco Variable Insurance Funds – Series I Shares
Invesco V.I. American Franchise Fund	Seeks capital growth.	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Seeks long-term growth of capital.	Invesco Advisers, Inc.
MFS Variable Insurance Trust – Initial Class
MFS Growth Series	Seeks Capital Appreciation.	Massachusetts Financial Services Company

II.	The following hereby replaces the section of the prospectus describing the insurance company issuer of the Policy, (formerly known as) Merrill Lynch Life Insurance Company:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

Financial Condition of the Company

The benefits under the Policy are paid by TLIC from its general account assets and/or your cash value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners, or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. For copies of our audited financial statements, as well as the audited financial statements of the Separate Account simply call or write us at the telephone number or address of our Service Center referenced earlier in this supplement.

III.	The following hereby replaces the “Disruptive Trading” section of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Separate Account (“Subaccounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policy owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.  Impeding a Fund manager’s ability to sustain an investment objective.

b.  Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.  Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all policy owners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by policy owners or persons engaged in trading on behalf of policy owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:

●	Impose redemption fees on Transfers.
●	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.
●	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any Subaccount that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policy owners should be aware that we do not monitor Transfer requests from policy owners or persons acting on behalf of policy owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Policy owners should be aware that we are required to provide to an underlying Fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners or persons acting on their behalf, if identified by an underlying Fund portfolio as violating the frequent trading policies established for the underlying Fund portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IV.	The following hereby replaces the “Tax Considerations” section of the prospectus:

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Separate Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

(TAX CONSIDERATIONS – POLICY PROCEEDS)

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment policy as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven policy years or in the seven policy years following certain changes in the policy. Changes that would cause a policy to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the policy in-force. Additionally, a reduction in benefits during a seven-year test period could cause a policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

●

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the policy only after all gain has been distributed. Your investment in the policy is generally your total premium payments. When a distribution is taken from the policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

●

Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

●

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

●

If a policy becomes a MEC, distributions that occur during the policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a policy that are made within two years before the policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distributions from the Policy that are tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and it requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note:

●

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Premier and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

●

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. These provisions were modified again in December, 2017 by Public Law 115-97, the Tax Cuts and Jobs Act. The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and that of your beneficiaries under all possible scenarios.

V.	The following hereby replaces the “Legal Proceedings” section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform any principal underwriting duties with respect to the Policies, or on our ability to meet our obligations under the Policies.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity result in additional payments to beneficiaries, escheatment of funds deemed abandoned and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from theses audits and examinations will have a material adverse impact on our ability to meet our obligations.

VI.	The following replaces the “Management” section of the prospectus:

Blake S. Bostwick	Director and President

Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin	Director and Chairman of the Board

Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel

David Schulz	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer

VII.	The following is added to the “More About the Policy” section of the prospectus:

Payments to Policy Owners

We usually pay the amounts of any surrender, cash withdrawal, or death benefit within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our Service Center. However, we can postpone such payments if any of the following occurs:

●	The New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted.

●	The SEC permits, by an order, the postponement for the protection of policy owners.

●	An emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, the BlackRock Government Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the BlackRock Government Money Market Portfolio Subaccount until the Portfolio pays redemption proceeds.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policy owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your own, as well as your beneficiaries’ and other payees’ contact and other information on file with us up to date—including full names, postal and electronic media addresses, telephone numbers, dates of birth and social security numbers. Such updates should be communicated in writing to our Service Center or by calling (800) 333-6524.

Collateral Assignment

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we receive it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59 1⁄2 then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

Selection of Underlying Fund Portfolio

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

Please note the following information regarding Government Money Market funds:

There can be no assurance that a government money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a government money market fund may become extremely low and possibly negative. You could lose money by investing in a government money market fund.

VIII.	The following updates the “Cyber Security” section of the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyse personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding TLIC’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and

www.transamerica.com/individual/terms-of-use.

IX.	The following hereby replaces the “Experts” section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Variable Life Separate Account II as of December 31, 2018 and for the years ended December 31, 2018 and 2017 and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

**The most current audited financial statements of Transamerica Life Insurance Company (TLIC) are those as of the end of the most recent fiscal year. TLIC does not prepare audited financial statements more often than annually and believes that any incremental benefit to prospective policy holders that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, TLIC represents that there have been no adverse changes in the financial condition or operations of TLIC between the end of the most current fiscal year and the date of this prospectus supplement.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Variable Life Separate Account II

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Variable Life Separate Account II indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

2019 Trust	BlackRock Government Money Market
AB Large Cap Growth Class A Shares	BlackRock High Yield
BlackRock Advantage Large Cap Core	BlackRock International V.I. Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Managed Volatility V.I. Class I Shares
BlackRock Balanced Capital	BlackRock S&P 500 Index V.I. Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock U.S. Government Bond
BlackRock Capital Appreciation	Invesco V.I. American Franchise Series I Shares
BlackRock Equity Dividend V.I. Class I Shares	Invesco V.I. Core Equity Series I Shares
BlackRock Global Allocation	MFS® Growth Initial Class
BlackRock Global Allocation V.I. Class I Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 18, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Variable Life Separate Account II since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2019 Trust	2,374,239.386	$1,667,575	$2,231,144	$(115)	$2,231,029	89,438	$23.559241	$25.498774
AB Large Cap Growth Class A Shares	318,401.252	15,576,513	16,477,265	82	16,477,347	342,492	45.080727	49.256776
BlackRock Advantage Large Cap Core	5,686,258.965	135,133,090	112,360,477	109	112,360,586	391,232	255.166636	297.417401
BlackRock Advantage Large Cap Value V.I. Class I Shares	910,097.916	10,301,452	7,644,822	(22)	7,644,800	256,625	28.208300	30.283528
BlackRock Advantage U.S. Total Market V.I. Class I Shares	775,454.270	18,279,831	16,369,840	(78)	16,369,762	188,297	80.391444	88.781801
BlackRock Balanced Capital	25,576,619.924	389,850,387	357,305,380	(29)	357,305,351	3,143,103	102.179900	117.037355
BlackRock Basic Value V.I. Class I Shares	2,300,533.942	33,464,732	28,503,616	(8)	28,503,608	405,128	64.951472	71.729335
BlackRock Capital Appreciation	2,990,628.489	92,762,875	109,546,722	40	109,546,762	450,143	215.504220	251.191096
BlackRock Equity Dividend V.I. Class I Shares	1,177,722.942	13,011,867	11,977,442	(6)	11,977,436	184,367	60.078033	66.346335
BlackRock Global Allocation	7,758,662.382	118,415,087	110,173,006	67	110,173,073	1,349,546	74.004666	84.023648
BlackRock Global Allocation V.I. Class I Shares	88,611.238	1,275,991	1,346,005	(8)	1,345,997	27,113	45.687832	50.905877
BlackRock Government Money Market	91,904,780.390	91,904,780	91,904,780	(110)	91,904,670	2,251,013	35.989085	41.948344
BlackRock High Yield	3,557,849.315	19,164,272	17,789,247	85,135	17,874,382	214,247	75.660475	86.309186
BlackRock International V.I. Class I Shares	908,301.081	9,879,819	8,356,370	76	8,356,446	403,983	19.383427	21.053849
BlackRock Large Cap Focus Growth V.I. Class I Shares	764,861.276	11,111,485	10,187,952	(11)	10,187,941	375,915	25.502021	27.584016
BlackRock Managed Volatility V.I. Class I Shares	1,464.762	18,615	19,701	(4)	19,697	445	41.983699	45.072490
BlackRock S&P 500 Index V.I. Class I Shares	1,371,027.610	28,452,714	28,106,066	(2)	28,106,064	663,700	39.581287	43.247741
BlackRock U.S. Government Bond	3,536,770.828	39,446,919	37,419,035	82,042	37,501,077	394,876	83.791531	97.665196
Invesco V.I. American Franchise Series I Shares	48,114.481	2,687,214	2,749,743	25	2,749,768	146,701	18.392951	18.887506
Invesco V.I. Core Equity Series I Shares	90,047.617	2,744,068	2,786,073	(5)	2,786,068	149,842	17.985524	18.932688
MFS® Growth Initial Class	222,713.919	9,125,392	10,469,781	107	10,469,888	219,153	44.688198	48.828403

See accompanying notes

2

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	2019 Trust Subaccount	AB Large Cap Growth Class A Shares Subaccount	BlackRock Advantage Large Cap Core Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$2,721,165	$11,532,036	$116,130,555	$8,428,783	$21,749,608

Investment Income:
Reinvested Dividends	—	—	1,645,856	129,583	177,461
Investment Expense:
Mortality and Expense Risk and Administrative Charges	23,859	78,329	717,569	48,537	120,407

Net Investment Income (Loss)	(23,859)	(78,329)	928,287	81,046	57,054
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	728,276	33,867,895	2,047,732	3,952,679
Realized Gain (Loss) on Investments	89,485	840,834	3,231,400	302,616	2,015,126

Net Realized Capital Gains (Losses) on Investments	89,485	1,569,110	37,099,295	2,350,348	5,967,805
Net Change in Unrealized Appreciation (Depreciation)	(75,446)	1,983,274	(14,069,746)	(1,161,737)	(3,442,008)

Net Gain (Loss) on Investment	14,039	3,552,384	23,029,549	1,188,611	2,525,797
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,820)	3,474,055	23,957,836	1,269,657	2,582,851

Increase (Decrease) in Net Assets from Contract Transactions	(255,096)	(984,215)	(10,540,434)	(1,104,143)	(3,865,746)

Total Increase (Decrease) in Net Assets	(264,916)	2,489,840	13,417,402	165,514	(1,282,895)

Net Assets as of December 31, 2017:	$2,456,249	$14,021,876	$129,547,957	$8,594,297	$20,466,713

Investment Income:
Reinvested Dividends	—	—	1,932,694	167,862	239,561
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,564	102,517	764,517	52,145	113,221

Net Investment Income (Loss)	(21,564)	(102,517)	1,168,177	115,717	126,340
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,952,799	14,583,349	912,369	1,760,287
Realized Gain (Loss) on Investments	110,089	751,443	1,800,120	(53,256)	1,489,271

Net Realized Capital Gains (Losses) on Investments	110,089	2,704,242	16,383,469	859,113	3,249,558
Net Change in Unrealized Appreciation (Depreciation)	(71,455)	(2,441,590)	(23,843,083)	(1,686,616)	(4,531,326)

Net Gain (Loss) on Investment	38,634	262,652	(7,459,614)	(827,503)	(1,281,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,070	160,135	(6,291,437)	(711,786)	(1,155,428)

Increase (Decrease) in Net Assets from Contract Transactions	(242,290)	2,295,336	(10,895,934)	(237,711)	(2,941,523)

Total Increase (Decrease) in Net Assets	(225,220)	2,455,471	(17,187,371)	(949,497)	(4,096,951)

Net Assets as of December 31, 2018:	$2,231,029	$16,477,347	$112,360,586	$7,644,800	$16,369,762

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Balanced Capital Subaccount	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation Subaccount
Net Assets as of December 31, 2016:	$387,296,994	$35,589,243	$91,592,141	$12,946,395	$131,550,402

Investment Income:
Reinvested Dividends	7,155,681	514,292	295,505	241,600	1,879,418
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,304,887	195,823	596,872	77,488	782,838

Net Investment Income (Loss)	4,850,794	318,469	(301,367)	164,112	1,096,580
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	67,553,156	1,291,994	10,677,823	728,541	—
Realized Gain (Loss) on Investments	9,622,364	588,832	5,006,534	630,984	701,243

Net Realized Capital Gains (Losses) on Investments	77,175,520	1,880,826	15,684,357	1,359,525	701,243
Net Change in Unrealized Appreciation (Depreciation)	(30,339,240)	259,374	13,639,982	496,375	15,076,274

Net Gain (Loss) on Investment	46,836,280	2,140,200	29,324,339	1,855,900	15,777,517
Net Increase (Decrease) in Net Assets Resulting from Operations	51,687,074	2,458,669	29,022,972	2,020,012	16,874,097

Increase (Decrease) in Net Assets from Contract Transactions	(35,685,740)	(4,259,785)	(8,421,914)	(485,043)	(14,698,492)

Total Increase (Decrease) in Net Assets	16,001,334	(1,801,116)	20,601,058	1,534,969	2,175,605

Net Assets as of December 31, 2017:	$403,298,328	$33,788,127	$112,193,199	$14,481,364	$133,726,007

Investment Income:
Reinvested Dividends	7,237,379	590,712	369,995	272,799	1,772,215
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,316,650	187,696	713,661	81,560	741,146

Net Investment Income (Loss)	4,920,729	403,016	(343,666)	191,239	1,031,069
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	26,561,843	3,415,542	12,829,077	974,780	6,034,748
Realized Gain (Loss) on Investments	6,254,287	469,084	6,333,167	682,118	1,004,628

Net Realized Capital Gains (Losses) on Investments	32,816,130	3,884,626	19,162,244	1,656,898	7,039,376
Net Change in Unrealized Appreciation (Depreciation)	(48,860,979)	(6,853,167)	(16,326,121)	(2,819,265)	(17,658,150)

Net Gain (Loss) on Investment	(16,044,849)	(2,968,541)	2,836,123	(1,162,367)	(10,618,774)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,124,120)	(2,565,525)	2,492,457	(971,128)	(9,587,705)

Increase (Decrease) in Net Assets from Contract Transactions	(34,868,857)	(2,718,994)	(5,138,894)	(1,532,800)	(13,965,229)

Total Increase (Decrease) in Net Assets	(45,992,977)	(5,284,519)	(2,646,437)	(2,503,928)	(23,552,934)

Net Assets as of December 31, 2018:	$357,305,351	$28,503,608	$109,546,762	$11,977,436	$110,173,073

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market Subaccount	BlackRock High Yield Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$1,383,866	$91,986,156	$21,377,887	$7,354,809	$7,976,495

Investment Income:
Reinvested Dividends	19,261	381,385	1,195,562	—	3,944
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,562	489,351	127,414	50,919	53,478

Net Investment Income (Loss)	10,699	(107,966)	1,068,148	(50,919)	(49,534)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	14,943	263	—	—	1,629,679
Realized Gain (Loss) on Investments	11,156	—	33,108	261,450	373,071

Net Realized Capital Gains (Losses) on Investments	26,099	263	33,108	261,450	2,002,750
Net Change in Unrealized Appreciation (Depreciation)	142,973	—	402,064	2,024,450	346,234

Net Gain (Loss) on Investment	169,072	263	435,172	2,285,900	2,348,984
Net Increase (Decrease) in Net Assets Resulting from Operations	179,771	(107,703)	1,503,320	2,234,981	2,299,450

Increase (Decrease) in Net Assets from Contract Transactions	(51,887)	(11,628,013)	(2,504,990)	449,813	(509,075)

Total Increase (Decrease) in Net Assets	127,884	(11,735,716)	(1,001,670)	2,684,794	1,790,375

Net Assets as of December 31, 2017:	$1,511,750	$80,250,440	$20,376,217	$10,039,603	$9,766,870

Investment Income:
Reinvested Dividends	14,040	1,259,692	1,118,856	287,489	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,664	510,477	117,776	62,828	67,260

Net Investment Income (Loss)	5,376	749,215	1,001,080	224,661	(67,260)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	54,762	—	—	281,154	1,146,774
Realized Gain (Loss) on Investments	12,679	—	(28,564)	590,881	311,894

Net Realized Capital Gains (Losses) on Investments	67,441	—	(28,564)	872,035	1,458,668
Net Change in Unrealized Appreciation (Depreciation)	(187,729)	—	(1,501,014)	(3,602,331)	(1,121,081)

Net Gain (Loss) on Investment	(120,288)	—	(1,529,578)	(2,730,296)	337,587
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,912)	749,215	(528,498)	(2,505,635)	270,327

Increase (Decrease) in Net Assets from Contract Transactions	(50,841)	10,905,015	(1,973,337)	822,478	150,744

Total Increase (Decrease) in Net Assets	(165,753)	11,654,230	(2,501,835)	(1,683,157)	421,071

Net Assets as of December 31, 2018:	$1,345,997	$91,904,670	$17,874,382	$8,356,446	$10,187,941

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Core Equity Series I Shares Subaccount
Net Assets as of December 31, 2016:	$56,871	$24,812,333	$43,008,904	$1,612,963	$3,645,669

Investment Income:
Reinvested Dividends	68	470,373	941,385	1,873	38,916
Investment Expense:
Mortality and Expense Risk and Administrative Charges	281	164,692	236,633	13,486	23,449

Net Investment Income (Loss)	(213)	305,681	704,752	(11,613)	15,467
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	373	1,170,930	—	182,656	194,929
Realized Gain (Loss) on Investments	5,439	1,494,076	(234,245)	122,384	84,434

Net Realized Capital Gains (Losses) on Investments	5,812	2,665,006	(234,245)	305,040	279,363
Net Change in Unrealized Appreciation (Depreciation)	(3,974)	2,237,509	18,254	182,117	146,203

Net Gain (Loss) on Investment	1,838	4,902,515	(215,991)	487,157	425,566
Net Increase (Decrease) in Net Assets Resulting from Operations	1,625	5,208,196	488,761	475,544	441,033

Increase (Decrease) in Net Assets from Contract Transactions	(38,613)	(945,532)	(3,646,615)	612,597	(283,568)

Total Increase (Decrease) in Net Assets	(36,988)	4,262,664	(3,157,854)	1,088,141	157,465

Net Assets as of December 31, 2017:	$19,883	$29,074,997	$39,851,050	$2,701,104	$3,803,134

Investment Income:
Reinvested Dividends	361	322,871	995,393	—	28,851
Investment Expense:
Mortality and Expense Risk and Administrative Charges	120	185,410	223,340	18,940	22,418

Net Investment Income (Loss)	241	137,461	772,053	(18,940)	6,433
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	208	1,310,766	104,297	200,613	206,635
Realized Gain (Loss) on Investments	64	989,922	(503,843)	75,299	127,485

Net Realized Capital Gains (Losses) on Investments	272	2,300,688	(399,546)	275,912	334,120
Net Change in Unrealized Appreciation (Depreciation)	(430)	(3,885,788)	(323,862)	(385,518)	(634,203)

Net Gain (Loss) on Investment	(158)	(1,585,100)	(723,408)	(109,606)	(300,083)
Net Increase (Decrease) in Net Assets Resulting from Operations	83	(1,447,639)	48,645	(128,546)	(293,650)

Increase (Decrease) in Net Assets from Contract Transactions	(269)	478,706	(2,398,618)	177,210	(723,416)

Total Increase (Decrease) in Net Assets	(186)	(968,933)	(2,349,973)	48,664	(1,017,066)

Net Assets as of December 31, 2018:	$19,697	$28,106,064	$37,501,077	$2,749,768	$2,786,068

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

MFS® Growth Initial Class Subaccount
Net Assets as of December 31, 2016:	$7,225,353

Investment Income:
Reinvested Dividends	8,680
Investment Expense:
Mortality and Expense Risk and Administrative Charges	50,371

Net Investment Income (Loss)	(41,691)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	328,472
Realized Gain (Loss) on Investments	586,890

Net Realized Capital Gains (Losses) on Investments	915,362
Net Change in Unrealized Appreciation (Depreciation)	1,326,759

Net Gain (Loss) on Investment	2,242,121
Net Increase (Decrease) in Net Assets Resulting from Operations	2,200,430

Increase (Decrease) in Net Assets from Contract Transactions	(189,506)

Total Increase (Decrease) in Net Assets	2,010,924

Net Assets as of December 31, 2017:	$9,236,277

Investment Income:
Reinvested Dividends	10,314
Investment Expense:
Mortality and Expense Risk and Administrative Charges	66,319

Net Investment Income (Loss)	(56,005)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	765,381
Realized Gain (Loss) on Investments	711,251

Net Realized Capital Gains (Losses) on Investments	1,476,632
Net Change in Unrealized Appreciation (Depreciation)	(1,295,741)

Net Gain (Loss) on Investment	180,891
Net Increase (Decrease) in Net Assets Resulting from Operations	124,886

Increase (Decrease) in Net Assets from Contract Transactions	1,108,725

Total Increase (Decrease) in Net Assets	1,233,611

Net Assets as of December 31, 2018:	$10,469,888

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII, Directed Life I, Directed Life II, and Prime Plan Investor.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2019 Trust	2019 Trust
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
BlackRock Fund, Inc.	BlackRock Fund, Inc.
BlackRock Advantage Large Cap Core	BlackRock Advantage Large Cap Core Fund
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market	BlackRock Government Money Market Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund

8

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class

9

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

10

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
2019 Trust	$77,485	$341,329
AB Large Cap Growth Class A Shares	5,795,638	1,650,022
BlackRock Advantage Large Cap Core	18,597,045	13,741,587
BlackRock Advantage Large Cap Value V.I. Class I Shares	2,209,774	1,419,401
BlackRock Advantage U.S. Total Market V.I. Class I Shares	3,320,711	4,375,612
BlackRock Balanced Capital	37,622,377	41,008,556
BlackRock Basic Value V.I. Class I Shares	4,812,667	3,713,097
BlackRock Capital Appreciation	19,481,743	12,135,231
BlackRock Equity Dividend V.I. Class I Shares	2,523,093	2,889,879
BlackRock Global Allocation	10,367,249	17,266,654
BlackRock Global Allocation V.I. Class I Shares	68,803	59,507
BlackRock Government Money Market	65,368,188	53,713,897
BlackRock High Yield	2,397,908	3,366,529
BlackRock International V.I. Class I Shares	3,523,032	2,194,717
BlackRock Large Cap Focus Growth V.I. Class I Shares	3,232,701	2,002,443
BlackRock Managed Volatility V.I. Class I Shares	569	390
BlackRock S&P 500 Index V.I. Class I Shares	6,108,280	4,181,348
BlackRock U.S. Government Bond	5,097,815	6,634,962
Invesco V.I. American Franchise Series I Shares	662,957	304,071
Invesco V.I. Core Equity Series I Shares	291,807	802,154
MFS® Growth Initial Class	3,058,352	1,240,256

11

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2019 Trust	3,059	(12,693)	(9,634)	71	(10,169)	(10,098)
AB Large Cap Growth Class A Shares	75,815	(30,740)	45,075	38,715	(61,745)	(23,030)
BlackRock Advantage Large Cap Core	6,778	(40,788)	(34,010)	4,227	(42,050)	(37,823)
BlackRock Advantage Large Cap Value V.I. Class I Shares	34,874	(41,593)	(6,719)	21,470	(59,071)	(37,601)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	13,784	(44,700)	(30,916)	13,156	(58,076)	(44,920)
BlackRock Balanced Capital	33,291	(322,963)	(289,672)	20,766	(343,330)	(322,564)
BlackRock Basic Value V.I. Class I Shares	10,544	(45,354)	(34,810)	15,117	(73,867)	(58,750)
BlackRock Capital Appreciation	24,330	(43,400)	(19,070)	10,204	(49,980)	(39,776)
BlackRock Equity Dividend V.I. Class I Shares	18,121	(39,140)	(21,019)	28,516	(36,464)	(7,948)
BlackRock Global Allocation	29,735	(189,527)	(159,792)	27,666	(200,946)	(173,280)
BlackRock Global Allocation V.I. Class I Shares	—	(928)	(928)	3	(1,015)	(1,012)
BlackRock Government Money Market	1,589,341	(1,316,362)	272,979	1,140,823	(1,430,693)	(289,870)
BlackRock High Yield	14,878	(37,930)	(23,052)	15,596	(45,162)	(29,566)
BlackRock International V.I. Class I Shares	110,295	(83,899)	26,396	62,222	(45,519)	16,703
BlackRock Large Cap Focus Growth V.I. Class I Shares	72,998	(66,158)	6,840	63,957	(82,744)	(18,787)
BlackRock Managed Volatility V.I. Class I Shares	—	(6)	(6)	—	(895)	(895)
BlackRock S&P 500 Index V.I. Class I Shares	100,156	(87,477)	12,679	199,221	(219,544)	(20,323)
BlackRock U.S. Government Bond	43,471	(68,589)	(25,118)	15,989	(54,557)	(38,568)
Invesco V.I. American Franchise Series I Shares	22,187	(13,495)	8,692	53,852	(20,208)	33,644
Invesco V.I. Core Equity Series I Shares	2,701	(36,695)	(33,994)	1,851	(16,223)	(14,372)
MFS® Growth Initial Class	45,042	(23,330)	21,712	20,769	(25,115)	(4,346)

12

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
2019 Trust	$77,485	$(319,775)	$(242,290)	$1,800	$(256,896)	$(255,096)
AB Large Cap Growth Class A Shares	3,855,614	(1,560,278)	2,295,336	1,666,931	(2,651,146)	(984,215)
BlackRock Advantage Large Cap Core	2,160,808	(13,056,742)	(10,895,934)	1,190,056	(11,730,490)	(10,540,434)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,131,899	(1,369,610)	(237,711)	651,943	(1,756,086)	(1,104,143)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	1,330,682	(4,272,205)	(2,941,523)	1,095,522	(4,961,268)	(3,865,746)
BlackRock Balanced Capital	4,023,426	(38,892,283)	(34,868,857)	2,334,247	(38,019,987)	(35,685,740)
BlackRock Basic Value V.I. Class I Shares	817,596	(3,536,590)	(2,718,994)	1,088,497	(5,348,282)	(4,259,785)
BlackRock Capital Appreciation	6,398,713	(11,537,607)	(5,138,894)	2,111,346	(10,533,260)	(8,421,914)
BlackRock Equity Dividend V.I. Class I Shares	1,284,091	(2,816,891)	(1,532,800)	1,870,979	(2,356,022)	(485,043)
BlackRock Global Allocation	2,653,664	(16,618,893)	(13,965,229)	2,334,195	(17,032,687)	(14,698,492)
BlackRock Global Allocation V.I. Class I Shares	2	(50,843)	(50,841)	184	(52,071)	(51,887)
BlackRock Government Money Market	64,292,479	(53,387,464)	10,905,015	46,095,517	(57,723,530)	(11,628,013)
BlackRock High Yield	1,286,781	(3,260,118)	(1,973,337)	1,290,324	(3,795,314)	(2,504,990)
BlackRock International V.I. Class I Shares	2,962,120	(2,139,642)	822,478	1,537,605	(1,087,792)	449,813
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,091,272	(1,940,528)	150,744	1,497,785	(2,006,860)	(509,075)
BlackRock Managed Volatility V.I. Class I Shares	—	(269)	(269)	—	(38,613)	(38,613)
BlackRock S&P 500 Index V.I. Class I Shares	4,495,030	(4,016,324)	478,706	8,044,690	(8,990,222)	(945,532)
BlackRock U.S. Government Bond	4,044,012	(6,442,630)	(2,398,618)	1,514,344	(5,160,959)	(3,646,615)
Invesco V.I. American Franchise Series I Shares	463,291	(286,081)	177,210	987,383	(374,786)	612,597
Invesco V.I. Core Equity Series I Shares	56,887	(780,303)	(723,416)	35,851	(319,419)	(283,568)
MFS® Growth Initial Class	2,289,708	(1,180,983)	1,108,725	888,895	(1,078,401)	(189,506)

13

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
2019 Trust
12/31/2018	89,438	$25.50	to	$23.56	$2,231,029	—%	0.84%	to	1.24%	0.88%	to	0.47%
12/31/2017	99,072	25.28	to	23.45	2,456,249	—	0.84	to	1.24	(0.30)	to	(0.69)
12/31/2016	109,170	25.35	to	23.61	2,721,165	—	0.84	to	1.24	0.29	to	(0.10)
12/28/2006	161,401	25.28	to	23.64	4,026,233	—	0.84	to	1.24	1.09	to	0.69
12/28/2005	169,102	25.01	to	23.47	4,176,683	—	0.84	to	1.24	2.21	to	1.80
AB Large Cap Growth Class A Shares
12/31/2018	342,492	49.26	to	45.08	16,477,347	—	0.50	to	0.90	2.07	to	1.66
12/31/2017	297,417	48.26	to	44.35	14,021,876	—	0.50	to	0.90	31.33	to	30.81
12/31/2016	320,447	36.75	to	33.90	11,532,036	—	0.50	to	0.90	2.12	to	1.71
12/28/2006	354,252	35.98	to	33.33	12,500,097	—	0.50	to	0.90	10.56	to	10.12
12/28/2005	318,106	32.55	to	30.26	10,143,270	—	0.50	to	0.90	13.57	to	13.12
BlackRock Advantage Large Cap Core
12/31/2018	391,232	297.42	to	255.17	112,360,586	1.49	0.50	to	0.90	(5.59)	to	(5.96)
12/31/2017	425,242	315.02	to	271.35	129,547,957	1.34	0.50	to	0.90	21.63	to	21.15
12/31/2016	463,065	258.99	to	223.97	116,130,555	1.35	0.50	to	0.90	10.13	to	9.70
12/28/2006	511,897	235.16	to	204.17	116,731,976	1.15	0.50	to	0.90	0.10	to	(0.30)
12/28/2005	549,083	234.92	to	204.78	125,214,626	1.05	0.50	to	0.90	12.22	to	11.78
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	256,625	30.28	to	28.21	7,644,800	1.91	0.50	to	0.90	(8.66)	to	(9.03)
12/31/2017	263,344	33.16	to	31.01	8,594,297	1.57	0.50	to	0.90	16.64	to	16.18
12/31/2016	300,945	28.43	to	26.69	8,428,783	1.23	0.50	to	0.90	13.04	to	12.59
12/28/2006	381,903	25.15	to	23.71	9,489,746	1.10	0.50	to	0.90	(2.21)	to	(2.60)
12/28/2005	440,968	25.72	to	24.34	11,211,365	1.09	0.50	to	0.90	11.57	to	11.13
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	188,297	88.78	to	80.39	16,369,762	1.24	0.50	to	0.90	(6.86)	to	(7.23)
12/31/2017	219,213	95.32	to	86.66	20,466,713	0.86	0.50	to	0.90	13.49	to	13.04
12/31/2016	264,133	83.99	to	76.66	21,749,608	0.27	0.50	to	0.90	23.04	to	22.55
12/28/2006	307,129	68.26	to	62.55	20,591,998	0.26	0.50	to	0.90	(7.07)	to	(7.44)
12/28/2005	353,565	73.46	to	67.58	25,534,718	0.25	0.50	to	0.90	4.70	to	4.28
BlackRock Balanced Capital
12/31/2018	3,143,103	117.04	to	102.18	357,305,351	1.83	0.50	to	0.90	(3.15)	to	(3.53)
12/31/2017	3,432,775	120.84	to	105.92	403,298,328	1.80	0.50	to	0.90	14.02	to	13.57
12/31/2016	3,755,339	105.98	to	93.27	387,296,994	1.71	0.50	to	0.90	8.11	to	7.68
12/28/2006	4,140,827	98.03	to	86.61	395,416,207	1.62	0.50	to	0.90	0.02	to	(0.37)
12/28/2005	4,529,516	98.01	to	86.94	432,762,927	1.84	0.50	to	0.90	10.51	to	10.08
BlackRock Basic Value V.I. Class I Shares
12/31/2018	405,128	71.73	to	64.95	28,503,608	1.82	0.50	to	0.90	(8.31)	to	(8.67)
12/31/2017	439,938	78.23	to	71.12	33,788,127	1.50	0.50	to	0.90	7.70	to	7.28
12/31/2016	498,688	72.63	to	66.30	35,589,243	1.51	0.50	to	0.90	17.60	to	17.13
12/28/2006	563,453	61.76	to	56.60	34,224,499	1.48	0.50	to	0.90	(6.42)	to	(6.79)
12/28/2005	615,120	66.00	to	60.72	39,968,700	1.42	0.50	to	0.90	9.38	to	8.95
BlackRock Capital Appreciation
12/31/2018	450,143	251.19	to	215.50	109,546,762	0.30	0.50	to	0.90	1.88	to	1.47
12/31/2017	469,213	246.55	to	212.37	112,193,199	0.28	0.50	to	0.90	32.99	to	32.47
12/31/2016	508,989	185.39	to	160.32	91,592,141	0.23	0.50	to	0.90	(0.10)	to	(0.50)
12/28/2006	566,373	185.58	to	161.12	102,071,591	0.13	0.50	to	0.90	6.73	to	6.31
12/28/2005	602,840	173.87	to	151.56	101,962,115	0.17	0.50	to	0.90	8.39	to	7.96

14

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	184,367	$66.35	to	$60.08	$11,977,436	1.95%	0.50%	to	0.90%	(7.63)%	to	(8.00)%
12/31/2017	205,386	71.83	to	65.30	14,481,364	1.79	0.50	to	0.90	16.16	to	15.70
12/31/2016	213,334	61.83	to	56.44	12,946,395	1.88	0.50	to	0.90	15.82	to	15.36
12/28/2006	185,312	53.39	to	48.92	9,731,465	1.62	0.50	to	0.90	(1.11)	to	(1.50)
12/28/2005	207,214	53.99	to	49.67	11,007,885	1.79	0.50	to	0.90	8.80	to	8.37
BlackRock Global Allocation
12/31/2018	1,349,546	84.02	to	74.00	110,173,073	1.41	0.50	to	0.90	(7.73)	to	(8.10)
12/31/2017	1,509,338	91.07	to	80.53	133,726,007	1.40	0.50	to	0.90	13.49	to	13.04
12/31/2016	1,682,618	80.24	to	71.24	131,550,402	1.59	0.50	to	0.90	3.73	to	3.32
12/28/2006	1,943,430	77.36	to	68.95	146,699,965	1.82	0.50	to	0.90	(1.12)	to	(1.51)
12/28/2005	2,131,731	78.23	to	70.01	162,932,637	2.39	0.50	to	0.90	1.81	to	1.41
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	27,113	50.91	to	45.69	1,345,997	0.96	0.50	to	0.90	(7.80)	to	(8.17)
12/31/2017	28,041	55.21	to	49.75	1,511,750	1.32	0.50	to	0.90	13.29	to	12.85
12/31/2016	29,053	48.73	to	44.09	1,383,866	1.29	0.50	to	0.90	3.60	to	3.19
12/28/2006	30,738	47.04	to	42.73	1,413,444	1.12	0.50	to	0.90	(1.20)	to	(1.60)
12/28/2005	32,379	47.62	to	43.42	1,508,985	2.08	0.50	to	0.90	1.60	to	1.20
BlackRock Government Money Market
12/31/2018	2,251,013	41.95	to	35.99	91,904,670	1.41	0.50	to	0.90	0.90	to	0.49
12/31/2017	1,978,034	41.58	to	35.81	80,250,440	0.44	0.50	to	0.90	(0.05)	to	(0.45)
12/31/2016	2,267,904	41.60	to	35.97	91,986,156	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2006	2,297,910	41.80	to	36.29	93,724,813	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2005	2,451,879	42.01	to	36.62	100,585,364	—	0.50	to	0.90	(0.49)	to	(0.89)
BlackRock High Yield
12/31/2018	214,247	86.31	to	75.66	17,874,382	5.71	0.50	to	0.90	(2.80)	to	(3.19)
12/31/2017	237,299	88.79	to	78.15	20,376,217	5.61	0.50	to	0.90	7.39	to	6.97
12/31/2016	266,865	82.68	to	73.06	21,377,887	5.67	0.50	to	0.90	13.85	to	13.40
12/28/2006	291,649	72.62	to	64.43	20,547,436	5.51	0.50	to	0.90	(5.10)	to	(5.47)
12/28/2005	336,184	76.52	to	68.16	24,994,305	5.78	0.50	to	0.90	1.37	to	0.97
BlackRock International V.I. Class I Shares
12/31/2018	403,983	21.05	to	19.38	8,356,446	2.67	0.50	to	0.90	(22.22)	to	(22.53)
12/31/2017	377,587	27.07	to	25.02	10,039,603	—	0.50	to	0.90	30.46	to	29.94
12/31/2016	360,884	20.75	to	19.25	7,354,809	1.65	0.50	to	0.90	(0.11)	to	(0.50)
12/28/2006	402,188	20.77	to	19.35	8,222,708	1.07	0.50	to	0.90	(3.24)	to	(3.62)
12/28/2005	424,794	21.47	to	20.08	8,980,158	1.73	0.50	to	0.90	(5.67)	to	(6.04)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	375,915	27.58	to	25.50	10,187,941	—	0.50	to	0.90	2.50	to	2.09
12/31/2017	369,075	26.91	to	24.98	9,766,870	0.04	0.50	to	0.90	28.91	to	28.41
12/31/2016	387,862	20.88	to	19.45	7,976,495	0.59	0.50	to	0.90	7.35	to	6.92
12/28/2006	522,658	19.45	to	18.19	10,038,394	0.61	0.50	to	0.90	2.22	to	1.81
12/28/2005	541,916	19.02	to	17.87	10,188,436	0.58	0.50	to	0.90	13.60	to	13.15
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	445	45.07	to	41.98	19,697	1.81	0.50	to	0.90	0.52	to	0.11
12/31/2017	451	44.84	to	41.94	19,883	0.15	0.50	to	0.90	4.46	to	4.05
12/31/2016	1,346	42.93	to	40.31	56,871	0.86	0.50	to	0.90	1.20	to	0.80
12/28/2006	1,367	42.42	to	39.99	57,134	—	0.50	to	0.90	(1.06)	to	(1.45)
12/28/2005	1,388	42.87	to	40.57	58,698	—	0.50	to	0.90	1.77	to	1.37
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	663,700	43.25	to	39.58	28,106,064	1.03	0.50	to	0.90	(5.09)	to	(5.47)
12/31/2017	651,021	45.57	to	41.87	29,074,997	1.68	0.50	to	0.90	20.90	to	20.42
12/31/2016	671,344	37.69	to	34.77	24,812,333	1.81	0.50	to	0.90	11.04	to	10.60
12/28/2006	689,690	33.94	to	31.44	22,987,016	1.83	0.50	to	0.90	0.55	to	0.15
12/28/2005	735,514	33.76	to	31.39	24,404,199	1.69	0.50	to	0.90	12.73	to	12.29

15

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond
12/31/2018	394,876	$97.67	to	$83.79	$37,501,077	2.55%	0.50%	to	0.90%	0.27%	to	(0.13)%
12/31/2017	419,994	97.41	to	83.90	39,851,050	2.25	0.50	to	0.90	1.21	to	0.81
12/31/2016	458,562	96.24	to	83.23	43,008,904	1.89	0.50	to	0.90	1.03	to	0.63
12/28/2006	504,720	95.26	to	82.70	46,855,250	2.10	0.50	to	0.90	0.05	to	(0.34)
12/28/2005	572,997	95.21	to	82.99	53,215,093	2.11	0.50	to	0.90	5.42	to	5.01
Invesco V.I. American Franchise Series I Shares
12/31/2018	146,701	18.89	to	18.39	2,749,768	—	0.50	to	0.90	(4.11)	to	(4.49)
12/31/2017	138,009	19.70	to	19.26	2,701,104	0.08	0.50	to	0.90	26.71	to	26.21
12/31/2016	104,365	15.54	to	15.26	1,612,963	—	0.50	to	0.90	1.76	to	1.36
12/28/2006	109,159	15.28	to	15.05	1,660,046	—	0.50	to	0.90	4.48	to	4.07
12/28/2005	108,449	14.62	to	14.47	1,580,417	0.04	0.50	to	0.90	7.90	to	7.47
Invesco V.I. Core Equity Series I Shares
12/31/2018	149,842	18.93	to	17.99	2,786,068	0.81	0.50	to	0.90	(9.85)	to	(10.21)
12/31/2017	183,836	21.00	to	20.03	3,803,134	1.03	0.50	to	0.90	12.61	to	12.17
12/31/2016	198,208	18.65	to	17.86	3,645,669	0.74	0.50	to	0.90	9.72	to	9.28
12/28/2006	224,969	17.00	to	16.34	3,776,086	1.10	0.50	to	0.90	(6.24)	to	(6.61)
12/28/2005	238,072	18.13	to	17.50	4,267,768	0.87	0.50	to	0.90	7.61	to	7.18
MFS® Growth Initial Class
12/31/2018	219,153	48.83	to	44.69	10,469,888	0.09	0.50	to	0.90	2.16	to	1.75
12/31/2017	197,441	47.80	to	43.92	9,236,277	0.10	0.50	to	0.90	30.75	to	30.24
12/31/2016	201,787	36.56	to	33.72	7,225,353	0.04	0.50	to	0.90	1.93	to	1.53
12/28/2006	208,276	35.86	to	33.21	7,323,357	0.16	0.50	to	0.90	7.02	to	6.60
12/28/2005	206,238	33.51	to	31.16	6,782,346	0.10	0.50	to	0.90	8.40	to	7.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

16

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

17

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

A daily charge is deducted from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2019 Trust	0.34%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable life contracts.

18

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

19

Rule 497(b)

File No. 33-12717

Directed Life/2

Prospectus For:

Scheduled Premium Variable Life Insurance Policies

Issued By Monarch Life Insurance Company

Prospectus
Scheduled Premium Variable Life Insurance Policy
This prospectus describes the scheduled premium variable life insurance policy offered by Monarch Life Insurance Company (“Monarch”, “we” or “us”). It describes a policy which, at the time of issue, is designed to meet the 7-pay test under Federal tax law.

The policy provides life insurance coverage on the insured. We guarantee that the coverage will remain in force for the life of the insured provided scheduled premiums are duly paid and the policy debt does not exceed certain policy values. The death benefit may vary to reflect the policy’s investment results but will never be less than the face amount.

As the policyowner, you may borrow up to the loan value of your policy, stop paying scheduled premiums and continue the policy under one of the cash value benefit insurance options, turn in the policy for its net cash surrender value or, if you are in a standard or better underwriting class, and subject to certain conditions, make unscheduled premium payments in addition to any submitted with your application. The net cash surrender value will vary with the investment results of the policy. We don’t guarantee any minimum.

Until the end of the “free look” period, your investment base will be placed in the division investing in the Money Reserve Portfolio and up to $150,000 in the divisions investing in certain unit investment trusts. After the “free look” period, your investment base may be allocated among up to any five investment divisions and, under our current rules, you may change the allocation of your investment base as many times as you wish. Each division is a part of Variable Account A, a separate investment account of Monarch. The investments available through the divisions include ten mutual fund portfolios of the Merrill Lynch Series Fund, Inc. (“Series Fund”) and 19 unit investment trusts in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (collectively the “Trusts” and individually a “Trust”).

Our parent, Monarch Capital Corporation (“Monarch Capital”), has recently experienced serious financial difficulties which have affected Monarch. As a result, we have taken steps to strengthen our financial condition; however, substantial uncertainties remain regarding actions with respect to Monarch which might be taken by Monarch Capital, its creditors, and insurance regulatory authorities. These actions could include the transfer of ownership of Monarch. See “Monarch’s Variable Account A,” page 10; “Monarch Life Insurance Company,” page 9; “Legal Proceedings,” page 54; and our 1990 financial statements, at pages 56 to 91. It may not be advantageous to replace existing insurance with the policy. Within certain limits, you may return the policy or exchange it for life insurance with benefits that do not vary with the investment results of a separate account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE MERRILL LYNCH SERIES FUND, INC. AND THE MERRILL LYNCH FUND OF STRIPPED (“ZERO”) U.S. TREASURY SECURITIES.

Issued by:	Administered at:
Monarch Life Insurance Company	Monarch Financial Services, Inc.
Springfield, Massachusetts 01133	(our “Service Center”)
P.O. Box 9039
Distributed by:	Springfield, Massachusetts
Monarch Financial Services, Inc.	01102-9039
Springfield, Massachusetts 01102	(800) 544-0049
Date: April 15, 1991

2

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

3

Summary of the Policy
Purpose of the Policy	A scheduled premium variable life policy is designed to provide lifetime insurance coverage on the insured named in the application. The policy also offers a choice of investments and an opportunity for the investment base, net cash surrender value and death benefit to grow based on investment results.

We don’t promise that your policy values will increase. Depending on the policy’s investment results, the investment base, net cash surrender value and death benefit may increase or decrease on any day. As the policyowner, you bear the investment risk although we do guarantee to keep the policy in force as long as scheduled premiums are duly paid and the policy debt does not exceed certain policy values (see “Policy Loans”, page 21).

Availability and Premium Payments	We can issue a policy for an insured up to age 75 under Policy Plans A and B and up to age 60 under Plan C. Scheduled premiums are payable on an annual basis during the scheduled premium payment period unless you want to pay more frequently. The amount of your scheduled premium depends on the policy’s face amount, the policy plan selected, the scheduled premium payment period, the premium frequency and the insured’s sex, issue age and underwriting class. The minimum annual premium for the basic policy we will accept for a premium payment period to age 95 is $300 for issue ages 0 through 19 and $600 for issue ages 20 and over or the amount required for a face amount of $25,000, whichever is larger (see “Scheduled Premiums and Policy Plans”, page 12). The policy won’t be available to insure residents of certain municipalities in Kentucky where premium taxes in excess of a certain level are imposed.

If certain conditions are met, you may make unscheduled premium payments (see “Making Unscheduled Premium Payments”, page 15).

You may also stop paying scheduled premiums at any time and continue the policy under one of the cash value benefit insurance options (see “Cash Value Benefits”, page 25).
The Investment Divisions

You may place your initial investment premium and any unscheduled premium payment submitted with your application in the division of Monarch’s Variable Account A investing in the Money Reserve Portfolio and, within limits, certain Trusts. After the “free look” period, you may choose to invest in up to five of the 29 investment divisions in Monarch’s Variable Account A (see “Changing Your Investment Base Allocation”, page 18). Ten divisions invest exclusively in shares of designated mutual fund portfolios of the Merrill Lynch Series Fund, Inc. (“Series Fund”). Each mutual fund portfolio has a different investment objective. The other 19 divisions invest in units of designated unit investment trusts in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Trusts”).

How the Investment Base Varies

Your policy’s investment base is the amount available for investment at any time. On the policy date, the investment base is equal to your initial investment premium plus any unscheduled premium payment submitted with your application. The investment premium is your scheduled premium for the basic policy less any extra premium for extra mortality risk and less premium loading. After the policy date, your investment base varies daily based on investment performance. You bear the risk of poor performance and you receive the benefits from favorable investment performance.

Net Cash Surrender Value and Cash Surrender Value	The net cash surrender value is the amount you receive if you cancel your policy. On a policy anniversary your policy’s net cash surrender value equals your investment base minus the balance of any deferred policy loading. Its value varies daily based on investment performance. We don’t guarantee any minimum.

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For purposes of certain computations under the policy, we use the policy’s cash surrender value. It is calculated by adding the amount of any policy debt to the net cash surrender value.
How the Death Benefit Varies	The death benefit may increase or decrease on any day depending on your policy’s investment results. It equals the policy’s face amount or variable insurance amount, whichever is larger. Death benefit proceeds are net of any policy debt (see “Death Benefit Proceeds”, page 28).

Your policy’s death benefit also depends on the policy plan you select. The three plans, A, B and C, are described in “Selecting Your Policy Plan” on page 12.
How Death Benefit and Cash Surrender Value Increases are Taxed

The death benefit should be fully excludable from the beneficiary’s gross income for Federal income tax purposes, according to Section 10l(a)(l) of the Internal Revenue Code. You won’t be taxed on any increase in cash surrender value while the policy remains in force. For a discussion of the tax issues associated with the policy, including taxation of loans from, and collateral assignments of, the policy and the possible 10% penalty tax on such distributions, see “Tax Considerations” on page 37.

Your Right to Cancel (“Free Look” Period) or Exchange Your Policy	Generally, you may return your policy within the latest of ten days after receiving it, 45 days from the date the application is executed, or ten days after we mail a notice of Right of Withdrawal (“free look” period). We will refund your premiums paid without interest. If your scheduled premium payment period is ten years or less these rules will differ (see “Your Right to Cancel (“Free Look” Period) or Exchange Your Policy”, page 23).

You may also exchange this policy within 24 months for a policy with benefits that do not vary with the investment results of a separate account.
Sales Load	The charge for sales load attributable to scheduled premiums equals 30.0% of your first year scheduled premiums for the basic policy after we have deducted any extra premium for extra mortality risk. Of the 30.0%, we deduct 6.0% directly from the scheduled premium while 24.0% is deferred and recovered as described on page 19 in “Deferred Policy Loading”. For scheduled premiums due after the first policy year, we deduct a charge for sales load equal to 6.0% of all scheduled premiums for Plans A and B. For Plan C, we deduct a charge for sales load equal to 6.0% of all scheduled premiums due through policy year seven and none thereafter.

The sales load attributable to unscheduled premiums is equal to 4.5% of any unscheduled premium payment and is deferred as described below.

For policies under Plan A with scheduled premium payment periods of 20 years or less, the sales load attributable to scheduled premiums will be less. For all plans we may also reduce the sales load in certain group or sponsored arrangements (see “Group or Sponsored Arrangements”, page 35).

Charges to Your Investment Base	We invest your investment premiums and the entire amount of any unscheduled premium payments in Variable Account A. We then periodically deduct certain amounts from your investment base (see “Charges Deducted From Your Investment Base”, page 19). The charges deducted are as follows:

Deferred Policy Loading equals 24.0% of the first year scheduled premiums and 7.0% of any unscheduled premium payments. (Of the 7.0%, 4.5% is sales load and 2.5% is for state and local premium taxes.) Although chargeable to each premium when it is received, the amount of the loading is initially advanced to the variable account as part of your investment base and then deducted in equal installments on the

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ten policy anniversaries following the date we receive and accept the payment. (For special rules for first year scheduled premiums received in the second policy year, see “Deferred Policy Loading” on page 19.)

The amounts deducted from the investment base will be:
• On the first ten policy anniversaries, 2.4% of the first year scheduled premiums which have been paid; and
• On the ten policy anniversaries following the date we receive and accept the payment, .70% of any unscheduled premium payments.

We deduct the balance of the deferred policy loading in determining the net cash surrender value payable if you cancel your policy.

Mortality Costs are deducted on all policy processing dates after the policy date (see “Mortality Cost”, page 20).

First Year Administrative Fees are deducted on the four policy processing dates after the policy date. The amount deducted on a policy processing date will not exceed $0.75 per $1000 of the initial face amount.

Quarterly Administrative Fees are deducted on all policy processing dates after the policy date. The amount deducted on each policy processing date equals $12.50.

Net Loan Cost is deducted on your policy anniversary if there has been any policy debt during the prior year. Currently, it equals .75% of the policy debt for the previous year and will never exceed 1.0% of the policy debt per year.

We may reduce certain charges to your investment base in group or sponsored arrangements (see “Group or Sponsored Arrangements”, page 35).
Other Charges and Fees	Premium Tax Charges
A charge for state and local premium taxes is chargeable to all scheduled and unscheduled premiums. For scheduled premiums this charge is deducted from the premium and equals 2.5% of the scheduled premium for the basic policy less any extra premium for extra mortality risk. For unscheduled premiums the charge also equals 2.5% but the amount is deferred as described above and in “Deferred Policy Loading” on page 19.

Advisory Fees
The portfolios in the Series Fund pay monthly advisory fees and other expenses (see “Charges to Series Fund Assets”, page 45).

Variable Account Charges
There are certain charges deducted daily from the investment results of the divisions in the variable account. These charges are:

•   an asset charge deducted from all divisions which is currently equivalent to .75% annually at the beginning of the year and will never exceed .90% annually. Of the current amount, .60% is for mortality and expense risk and .15% is for guaranteed benefits risk.

• a trust charge deducted from only those divisions investing in the Trusts which is currently equivalent to .34% annually at the beginning of the year and will never exceed .50% annually.
This summary is intended to provide only a very brief overview of the more significant aspects of the policy. Further detail is provided in this prospectus and in the policy. The policy together with its attached application constitutes the entire agreement between you and us and should be retained.

For the definition of certain terms used in this prospectus see “Important Terms”, page 7.

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Important Terms
Attained Age	is the issue age of the insured plus the number of full years since the policy date.

Basic Policy	is the scheduled premium variable life insurance policy exclusive of any optional insurance benefits.

Cash Surrender Value	is equal to the net cash surrender value plus any policy debt.

Cash Value Benefit Insurance Options	are the insurance options available to you if you stop paying scheduled premiums during your scheduled premium payment period. Depending on the underwriting class of the insured, you may select Fixed Extended Term, Variable Extended Term or Variable Reduced Paid-Up Insurance.

Death Benefit	is the larger of the face amount and the variable insurance amount.

Death Benefit Proceeds	are equal to the death benefit less any policy debt and any overdue scheduled premium plus any amounts due from optional insurance benefits and any scheduled premium refund.

Deferred Policy Loading	is chargeable to any unscheduled premium payments and to first year scheduled premiums. However, we advance the amount of the charge to the variable account as part of your investment base. We then take back these funds in equal installments on the ten policy anniversaries following the premium payment.

Face Amount	is the minimum death benefit.

Fixed Base	is calculated like the cash surrender value except that 4% is substituted for the net rate of return, the guaranteed maximum cost of insurance rates are substituted for current rates and quarterly administrative fees, policy loans and repayments are not taken into account. The scheduled premium fixed base is calculated like the fixed base except that it is calculated as if there had been no unscheduled premium payments and assumes all scheduled premiums are paid when due.

Fixed Extended Term
Insurance (“Fixed ETI”)	is a cash value benefit available to you if the insured is in a standard or better underwriting class and you decide to stop paying scheduled premiums. Under this option your net cash surrender value is transferred out of the variable account into our general account.

Guarantee Period	is the time we guarantee that a policy being continued under the variable extended term insurance option will remain in force regardless of investment experience unless the policy debt exceeds certain policy values.

Investment Base	is the amount available under your policy for investment in the variable account at any time. It is the sum of the amounts invested in each of the divisions you have selected.

Investment Premium	is the scheduled premium for the basic policy less any extra premium for extra mortality risk and less premium loading.

Issue Age	is the insured’s age as of the insured’s birthday nearest the policy date.

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Important Terms (Continued)
Net Cash Surrender Value	is the amount you would receive on any day should you decide to cancel your policy. It is equal to the investment base less the balance of any deferred policy loading and, depending on the date it is calculated, less all or a portion of certain charges not yet deducted.

Net Single Premium Factor	is the factor used in the calculation of the variable insurance amount. It is based on the insured’s underwriting class, sex and attained age and is designed to make the policy meet the guidelines for what constitutes a life insurance policy under the Internal Revenue Code.

Optional Insurance Benefits	are special provisions that may be added to your policy for which you pay an extra premium.

Policy Date	is used to determine policy processing dates, policy years and policy anniversaries. It is usually the business day next following the receipt of the required initial scheduled premium at our Service Center.

Policy Debt	is the outstanding loan on a policy plus accrued interest.

Policy Plans	are the three plans available under the policy. Each plan provides for a different death benefit pattern. You elect a plan in your application.

Policy Processing Dates	are the policy date and the first day of each policy quarter thereafter. Policy processing dates after the policy date are the days when we deduct certain charges from your investment base.

Policy Processing Period	is the period between consecutive policy processing dates.

Premium Loading	is an amount deducted from all scheduled premiums before allocation to the investment division(s). It consists of a charge for state and local premium tax and a charge for sales load.

Scheduled Premium
Payment Period	is the period during which your scheduled premiums are due. It ends on the policy anniversary following the due date of the last scheduled premium. Under Plans B and C, this period is to the insured’s age 95. Under Plan A, you may choose the length of the premium payment period subject to our rules.

Variable Extended Term
Insurance (“Variable ETI”)	is a cash value benefit available to you if the insured is in a standard or better underwriting class and you decide to stop paying scheduled premiums. Under this option your policy’s investment base remains in the variable account and you may continue to change your investment base allocation, make unscheduled premium payments and take policy loans.

Variable Reduced Paid-Up
Insurance (“Variable RPU”)	is a cash value benefit available to you if the insured is not in a standard or better underwriting class and you decide to stop paying scheduled premiums. Under this option your policy’s investment base remains in the variable account and you can continue to change your investment base allocation and take policy loans.

Variable Insurance Amount	is computed daily. For Plans A and C it is calculated by multiplying the policy’s cash surrender value by the net single premium factor. For Plan B we use an alternative variable insurance amount calculation during certain policy years.

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Facts About Monarch and Variable Account A
Monarch Life Insurance Company	Monarch is a stock life insurance company organized under the laws of the Commonwealth of Massachusetts. We are authorized to do business in all states, and the District of Columbia and Puerto Rico. We are authorized to offer fixed and variable life insurance, annuities and accident and health insurance.

We currently are a wholly owned subsidiary of Monarch Capital Corporation, a diversified holding company organized under the laws of the Commonwealth of Massachusetts. During 1990, Monarch Capital encountered serious financial difficulties resulting primarily from losses on its real estate assets. These losses triggered a default under net worth covenants in Monarch Capital’s primary credit agreement as well as payment and other defaults with respect to various debt obligations of Monarch Capital. In view of Monarch Capital’s financial difficulties, and Monarch Capital’s pledge of the stock of Monarch as security for certain of Monarch Capital’s debt obligations, Monarch Capital expects that it will be unable to retain ownership and control of Monarch.

Our 1990 financial statements are included in this prospectus (see pages 56 to 91). These reflect the indemnity reinsurance and assumption transaction described above (see “Monarch’s Variable Account A”) and certain other actions designed to strengthen our financial condition in the wake of Monarch Capital’s difficulties. They also reflect losses attributable to the write-off of indebtedness due from Monarch Capital, investment losses, and the write-down of previously capitalized policy acquisition costs.

Monarch Capital is engaged in discussions with its creditors to develop a long-term restructuring of its debt obligations. The Massachusetts Insurance Commissioner is also participating in these discussions. It is likely that any restructuring plan which might be adopted would include a transfer of ownership of Monarch to its creditors and possibly third party investors, but there is no assurance that a restructuring plan will be agreed upon or consummated. Any restructuring plan involving Monarch is subject to the approval of insurance regulatory authorities. In the meantime, insurance regulatory authorities are monitoring our finances and operations, including any transactions between us and Monarch Capital.

We are a separate corporation from Monarch Capital. However, in addition to events directly affecting Monarch, a bankruptcy of Monarch Capital or other failure to resolve its financial difficulties could lead insurance regulatory authorities to institute conservatorship or rehabilitation proceedings. Also, it is possible that these authorities may commence such proceedings with respect to Monarch prior to the time a restructuring plan may be agreed upon. The intent of such proceedings would be to permit the continued operation of Monarch without disruption caused by the bankruptcy of Monarch Capital and/or the various actions which may be taken by creditors of Monarch Capital.

Monarch Financial Services, Inc.	Monarch Financial Services, Inc. is a wholly owned subsidiary of Monarch Capital Corporation. It provides marketing and administrative services for us and is the principal underwriter of variable life policies issued through Variable Account A, as well as other variable life and variable annuity products of other separate accounts of Monarch. We pay Monarch Financial Services, Inc. for services relating to the policies under administrative services and distribution agreements. Administrative services for the policies are provided at Monarch Financial Services, Inc. (“our Service Center”), P.O. Box 9039, Springfield, Massachusetts 01102-9039.

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Monarch’s Variable Account A	Variable Account A is a separate investment account we established on March 31, 1980. We use it to support the policy as well as other variable life policies and for other purposes permitted by applicable laws and regulations. Its assets are kept separate from our general account and any other separate accounts we may have and may not be charged with liabilities from any other business we conduct or the liabilities of any companies affiliated with us. The net assets in the variable account as of December 31, 1990 were approximately $3.32 billion. Pursuant to an indemnity reinsurance and assumption transaction which was substantially completed during January and February of 1991, we have sold a block of variable life insurance policies supported by Variable Account A to insurers affiliated with Merrill Lynch & Co., Inc. As a result, approximately $3 billion of assets in the variable account have been transferred to these insurers since December 31, 1990. (This transfer of assets is not reflected in the 1990 financial statements for Variable Account A; however, the transfer is described in Note G thereto. See “Financial Statements — Variable Account A of Monarch Life Insurance Company, page 56, and Note G thereto, page 75). Accordingly, the assets in the variable account have decreased to approximately $320 million at March 31, 1991. (The indemnity reinsurance and assumption transaction, including the transfer of assets from Variable Account A, is reflected in the 1990 financial statements of Monarch. See pages 77 to 91)

We own all the assets in the account. As required, the assets in the account are at least equal to the reserves and other liabilities of the account. However, if the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

There are currently 29 investment divisions in the variable account. Ten invest in shares of a specific portfolio of the Series Fund. Nineteen invest in units of a specific Trust.

You will find complete information about the Series Fund and the Trusts, including the risks associated with each portfolio, in the accompanying prospectuses. You should read them with this prospectus before investing.

The Series Fund
The investment objectives of the various portfolios in the Series Fund are described below. There is no guarantee that any portfolio will meet its investment objective. Meeting the objectives depends on how well Series Fund management anticipates changing economic conditions.

Money Reserve Portfolio seeks to preserve capital and liquidity. It also seeks the highest possible current income consistent with those objectives. It invests in short-term money market securities.

Intermediate Government Bond Portfolio seeks the highest possible current income consistent with the protection of capital. It invests in intermediate-term debt securities issued or guaranteed by the U.S. Government or its agencies.

Long-Term Corporate Bond Portfolio seeks as high a level of current income as is consistent with prudent investment risk. It invests primarily in fixed- income, high quality corporate bonds.

High Yield Portfolio seeks high current income, consistent with prudent management, by investing principally in fixed-income securities rated in the lower categories of the established rating services.

Capital Stock Portfolio seeks long-term growth of capital and income, plus moderate current income. It invests in common stocks considered to be of good or improving quality or considered to be undervalued based on criteria such as historical price/book value and price/earnings ratios.

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Growth Stock Portfolio seeks above average long-term growth of capital. It invests primarily in common stocks of aggressive growth companies considered to have special growth potential.

Multiple Strategy Portfolio seeks the highest total investment return consistent with prudent risk. It does this through a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies, as well as investment grade intermediate-and long-term debt securities and money market securities.

Natural Resources Portfolio seeks long-term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

Global Strategy Portfolio seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities of U.S. and foreign issuers.

Balanced Portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed-income and equity securities.

The investment adviser for the Series Fund is Merrill Lynch Asset Management, Inc. (“MLAM”), a subsidiary of Merrill Lynch & Co., Inc. and a registered adviser under the Investment Advisers Act of 1940. The Series Fund, as part of its operating expenses, pays an investment advisory fee to MLAM (see “Charges to Series Fund Assets”, page 45).

The Trusts
The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities was formed to provide safety of capital and a high yield to maturity. It seeks this through U.S. Government-backed investments which make no periodic interest payments and, therefore, are purchased at a deep discount. When held to maturity the investments should receive approximately a fixed yield. The value of Trust units before maturity varies more than it would if the Trusts contained interest-bearing U.S. Treasury securities of comparable maturities.

The 19 fixed investment portfolios consist mainly of:
• bearer debt obligations issued by the U.S. Government stripped of their unmatured interest coupons;
• coupons stripped from U.S. debt obligations; and
• receipts and certificates for such stripped debt obligations and coupons.

The Trusts currently available have maturity dates in years 1991 through 2001, 2003 and 2005 through 2010. It is anticipated that a Trust with a maturity date of February 15, 2011 will be available on May 1, 1991.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Merrill Lynch & Co., Inc., is sponsor for the Trusts. The sponsor will sell units of the Trusts to the variable account and has agreed to repurchase units when we need to sell them to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed through the trust charge assessed to the divisions investing in the Trusts (see “Charges to Divisions Investing in the Trusts”, page 43).

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Facts About the Policy
Who May be Covered	For Plans A and B we can issue a policy for an insured up to age 75. For Plan C we can issue up to age 60. We use the insured’s age as of the insured’s birthday nearest the policy date. (We call this the insured’s issue age.) The insured must also meet our medical and other underwriting requirements.

We use two methods of underwriting:
• simplified underwriting, with no physical exam; and
• para-medical or medical underwriting with a physical exam.

The face amount you select and the age of the insured determine whether we will do underwriting on a simplified or medical basis. The maximum face amount we will underwrite on a simplified basis is $249,999 for insureds through age 17, and $99,999 for insureds age 18 through 75.

We assign insureds to underwriting classes which determine the current cost of insurance rates we will use in calculating mortality cost deductions and which determine the guaranteed cost of insurance rates used in calculating net single premium factors. Under the simplified underwriting method, policies may be issued either as standard or with an extra premium for extra mortality risk. Under medical underwriting methods, policies may be issued as standard, non-smoker, preferred risk or with an extra premium for extra mortality risk. When insureds are classified as better than standard (non-smoker or preferred risk), lower scheduled premiums are payable.

Scheduled Premiums and Policy Plans	In return for lifetime insurance coverage and other policy benefits, you must make scheduled premium payments. Payment of the first scheduled premium is required to put your policy into effect. After that, premium due dates are measured from the policy date. Scheduled premiums can be paid annually, semiannually or quarterly. If you wish to pay monthly, you may do so only by authorizing us to deduct the scheduled premiums due from your checking account. We may require that you submit more than one monthly scheduled premium in order to put your policy into effect.

If scheduled premiums are paid more frequently than annually, the aggregate scheduled premiums for a policy year will be higher than if paid annually in advance. By paying higher premiums over a policy year, those policyowners who do pay more frequently will have a better likelihood of achieving approximately the same policy values as those policyowners who pay annually in advance.

Premiums on Installment Basis (As a percentage of an annual premium)
Frequency	Each Premium	Aggregate Premium
Annual	100.0%	100.0%
Semiannual	51.25	102.5
Quarterly	25.75	103.0
Monthly	8.63	103.6

Selecting Your Policy Plan

You may choose one of three policy plans in your application. You may not change your policy plan after the policy is issued. We will not issue a policy with a payment plan that does not comply with the 7-pay test (see “Tax Considerations”, page 37).

Plan A (Accumulator) provides a level face amount of coverage for the life of the insured. Under this plan you may select your scheduled

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premium payment period subject to our rules, but in no event can it be less than nine years nor for longer than to age 95. Once your policy is issued, the scheduled premium payment period may not be changed. Issue ages for this plan are 0 through 75. If you select a payment period less than to age 95, the issue age of the insured plus the number of years you have selected to pay scheduled premiums may not exceed 85.

Plan B (Protector) provides a level face amount of coverage for the life of the insured. Scheduled premiums under this plan are payable to age 95. After the first policy year, this plan reflects favorable investment results in an increased death benefit (see “Alternative Variable Insurance Amount”, page 28). Issue ages for this plan are 0 through 75.

Plan C (Economizer) provides a face amount of coverage which, if no unscheduled premium payments have been made, will decrease by half on the later of the policy anniversary nearest the insured’s 65th birthday or the 25th policy anniversary but in no event later than age 75. Unscheduled premiums will increase the period before the face amount drops. Scheduled premiums for this plan are payable to age 95. Issue ages for this plan are 0 through 60.

If you were to purchase the same initial face amount of coverage and paid premiums to age 95 under the three plans, your scheduled premiums would be the same under Plans A and B but would be lower under Plan C, since Plan C provides for a lower face amount in later policy years.

If you were to purchase the same initial face amount of coverage and paid premiums to age 95 under both Plans A and B, your death benefit would be higher in the early policy years under Plan B given favorable investment performance. This additional insurance protection under Plan B would result in higher mortality cost deductions so that eventually your death benefit would be higher under Plan A than it would be under Plan B. This is due to the effect of lower mortality cost deductions under Plan A in the early policy years (see “Mortality Cost”, page 20).

Amount and Effect of Scheduled Premium Payments for the Basic Policy
The amount of your scheduled premiums for the basic policy depends on the policy’s face amount, the policy plan selected, the scheduled premium payment period, premium frequency and the insured’s sex, issue age and underwriting class. The scheduled premium amount is fixed and level. Scheduled premiums are generally higher for older insureds and are also generally higher for male insureds than for comparable female insureds. An extra premium is charged where an insured is not in a standard or better underwriting class.

The minimum annual scheduled premium for the plans when premiums are payable to age 95 is $300 for issue ages 0 through 19 and $600 for ages 20 and over or the annual premium required for an initial face amount of $25,000, whichever is larger. When scheduled premiums are payable for a shorter payment period, the minimum annual scheduled premium may be greater than the minimums above, but in no event will the minimum exceed the larger of $2,000 or the annual premium required for a face amount of $25,000. In certain group or sponsored arrangements, the minimum premium and face amount requirements may be lowered (see “Group or Sponsored Arrangements”, page 35).

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On the policy date and on any date we receive a subsequent scheduled premium we’ll:
• increase your investment base by the amount of the investment premium;
• increase the deferred policy loading if the premium is a first year scheduled premium (see “Deferred Policy Loading”, page 19); and
• reflect the investment premium in the calculation of your variable insurance amount

You may designate the divisions to which the scheduled premium should be allocated; otherwise the premium will be allocated in proportion to the investment base in each division as of the date Monarch receives the payment.

Backdating
Subject to our rules, you may backdate your policy but only to a policy date not more than six months prior to the date your application was executed. Backdating can be advantageous if the insured’s lower issue age results in lower scheduled premiums. If you wish to backdate, you must pay all scheduled premiums from the policy date. Your initial investment premiums will be allocated to the variable account on the later of the issue date and the date the premiums are received.

Applying Scheduled Premiums
Any payments we receive within 15 days before your scheduled premium due date will be applied as follows, unless you tell us otherwise:
• If the payment equals or exceeds the amount of the scheduled premium due, it will first be applied as a scheduled premium.

•   Any excess amount from above or any payments received which are less than the scheduled premium due will be treated as an unscheduled premium payment (see “Making Unscheduled Premium Payments”, page 15).

Making a scheduled premium payment before the due date may affect your policy’s compliance with the 7-pay test (see “Tax Considerations”, page 37). If acceptance of the payment would affect such compliance, to the extent feasible we will not accept your payment until we have confirmed that you want to make the payment in these circumstances. If we hold the payment pending receipt of your instructions, we will deposit the payment in our general account and credit it with interest until we return the payment to you or accept the payment.

When Your Scheduled Premium Payment Period Ends
At the end of your scheduled premium payment period, provided all scheduled premiums have been paid, we will redetermine your face amount. The face amount will then be equal to the policy’s death benefit less any policy debt as of the date of the redetermination.

The Grace Period
You have a 31-day grace period from the scheduled premium due date to pay each scheduled premium. Your policy’s guaranteed benefits will not be affected if we receive the scheduled premium during the grace period. If the death benefit becomes payable during the grace period, we’ll deduct one month’s scheduled premium from the death benefit proceeds.

If we don’t receive a scheduled premium by the end of its grace period, any net cash surrender value will be applied under one of the cash value benefits available to you (see “Cash Value Benefits”, page 25). If there is no net cash surrender value, all coverage will end.

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Reinstatement
You may reinstate a policy, subject to certain conditions, any time within three years after the due date of the first unpaid scheduled premium. To reinstate means to restore the lifetime guaranteed coverage, optional insurance benefits, other riders and certain policy rights that would have been available if all scheduled premiums had been duly paid. Upon reinstating, scheduled premiums are again payable. You may not reinstate your policy after the insured’s death or if you have cancelled the policy for its net cash surrender value. Under Plan C the reinstated guarantees will reflect any unscheduled premiums paid which would have affected the guaranteed benefits.

To reinstate within the first policy year or within three months after the due date of the first unpaid scheduled premium you only have to pay us the overdue scheduled premiums plus a maximum 6% interest charge. To reinstate thereafter, we must be given evidence that the insured is still insurable and, depending on the policy’s investment results, you may have to pay a reinstatement amount determined under a formula in your policy. The effective date of reinstatement is the date we accept your written request.

Charges Deducted from Your Scheduled Premiums	The premium loading consists of a sales load and a state and local premium tax charge. Your scheduled premium for the basic policy less these charges and less any extra premium for extra mortality risk is your investment premium and is allocated to the variable account.

The part of the premium loading which is sales load is equal to 6.0% of all scheduled premiums for Plans A and B and 6.0% of all scheduled premiums due for the first seven policy years for Plan C. This amount compensates us for some sales expenses (see “Selling the Policies”, page 36). For policies under Plan A with scheduled premium payment periods of 20 years or less, the sales load will be lower. It will equal 5.0% for policies with payment periods of 11 through 20 years and 4.5% for policies with payment periods of ten years or less. Additional sales load of up to 24.0% of your first year scheduled premiums is deducted from your investment base over a ten-year period (see “Deferred Policy Loading”, page 19).

The state and local premium tax charge, equal to 2.5% of your scheduled premium, compensates us for state and local premium taxes we must pay when we accept a premium. Premium taxes vary from state to state. The 2.5% rate is the average rate we expect to pay on premiums from all states.

If extra premium is due for extra mortality risk or optional insurance benefits, we first subtract that amount before we apply the 6.0% charge, the 2.5% charge and the percentage chargeable as deferred policy loading (see “Deferred Policy Loading”, page 19).

Making Unscheduled Premium Payments	You may submit an unscheduled premium payment with your application for a policy. If the insured is not in a standard or better underwriting class, no additional unscheduled premiums will be accepted. If the insured is in a standard or better underwriting class, you may make additional unscheduled premium payments after the end of the “free look” period. (In the state of Kentucky, no unscheduled premium payments can be made until after the first policy year. In the state of New York, unscheduled premium payments may only be made during the first policy year and after the scheduled premium payment period or when your policy is being continued under the variable ETI insurance option.) For policies that otherwise comply with the 7-pay test, making an unscheduled premium payment may impact upon such compliance

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(see “Tax Considerations”, page 37). If acceptance of the payment would affect such compliance, to the extent feasible we will not accept the payment until we have confirmed that you want to make the payment in these circumstances. If we hold the payment pending receipt of your instructions, we will deposit the payment in our general account and credit it with interest until we return the payment to you or accept the payment.

Unscheduled premium payments can be made with every scheduled premium payment plus an additional four times every policy year. The minimum unscheduled premium we will accept is $50 when made with a scheduled premium payment and $500 when made separately. We may require satisfactory evidence of insurability before we accept an unscheduled premium payment if the payment increases the net amount at risk under the policy (see “Mortality Cost”, page 20) or if the policy is being continued as variable ETI and the guarantee period at the time of the payment is one year or less. Currently we will not accept an unscheduled payment where the evidence of insurability would put the insured in an underwriting class with different cost of insurance rates.

If your unscheduled payment requires evidence of insurability, we will place that payment in the division investing in the Money Reserve Portfolio except for all or any portion you have requested to be allocated to the Trusts maturing no later than 2001, with an upper limit of $150,000 in one or any combination of these Trusts. If more than $150,000 was requested to be allocated to two or more of the Trusts, a pro-rata portion of the $150,000 will be allocated to each of these Trusts. Your unscheduled payment will be placed in these divisions on the business day next following receipt at our Service Center.

Once the underwriting is completed and we accept your payment, the amount applicable to the unscheduled payment in the division investing in the Money Reserve Portfolio will be allocated according to your instructions. You may provide these instructions with the payment or by writing or calling our Service Center.

Currently, any unscheduled payment not requiring evidence of insurability will be accepted the same day it is received. The payment will be allocated among the investment divisions in accordance with your instructions. If no instructions have been received, the payment will be allocated in proportion to your investment base. On the date we receive and accept the payment we’ll:
• increase your investment base by the amount of the unscheduled payment;
• increase the deferred policy loading;
• reflect the payment in the calculation of your variable insurance amount; and
• for Plan C, make any increases in the guaranteed benefits.

If your unscheduled payment requires evidence of insurability, once underwriting is completed and we accept the payment, acceptance will be effective and the payment will be reflected in your policy values as described above, as of the next business day after the payment was received at our Service Center.

Whether or not an unscheduled payment requires evidence of insurability, in the case of additional payments allocated to the division investing in the Money Reserve Portfolio, we reserve the right to wait until after Federal funds have been made available to us before crediting payments.

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If a scheduled premium is overdue:
• any payment received during the grace period which equals or exceeds the amount of the overdue scheduled premium will first be applied to cover that overdue premium.

•   any excess amount from above will be treated as an unscheduled premium payment unless it is received within 15 days before your next scheduled premium due date, in which case it will be applied as described in “Applying Scheduled Premiums” on page 14.

• any payments received during the grace period which are less than the overdue scheduled premium will be applied as unscheduled premium payments.

If there is a loan outstanding on your policy, unless you tell us otherwise, we will treat any unscheduled payment made by you first as a loan repayment with any excess applied as an unscheduled payment. For the effect of an unscheduled payment under Plan C, when no further scheduled premiums are due under Plan A, or, under all plans, when the policy is being continued as variable ETI, see “Effect of Unscheduled Payments on Face Amount and Guarantee Period” on page 29.

Investment Base	Your investment base is the amount available for investment at any time. It’s the sum of the amounts invested in each of the variable account divisions. On the policy date, your investment base equals the investment premium plus the amount of any initial unscheduled premium payment. We adjust your investment base daily to reflect the divisions’ investment performance (see “Net Rate of Return for an Investment Division”, page 43).

Certain charges and policy loans directly decrease your investment base. Loan repayments and premium payments increase it. You may elect in writing from which investment divisions you want loans taken and to which divisions you want repayments and premium payments added. If you don’t make such an election, we allocate increases and decreases proportionately to the investment base in your investment divisions.

Investment Base Allocation During the “Free Look” Period
Under our current rules, we will place your initial investment premium and any unscheduled premium payment submitted with your application in the division investing in the Money Reserve Portfolio and divisions investing in the Trusts maturing no later than 2001, with an upper limit of $150,000 in any one or any combination of the divisions investing in such Trusts. However, in the case of payments allocated to the division investing in the Money Reserve Portfolio, we reserve the right to wait until Federal funds have been made available to us before crediting payments. We won’t make an allocation change during your “free look” period.

If the allocation you requested in the application doesn’t comply with our rules, any funds you requested to be placed in divisions other than those permitted will be placed in the division investing in the Money Reserve Portfolio. Also, any amounts in excess of $150,000 allocated to those divisions subject to the $150,000 limitation will be placed in the division investing in the Money Reserve Portfolio. If more than $150,000 was requested to be allocated to two or more of the divisions subject to the limitation, a pro-rata portion of the $150,000 will be placed in each of the divisions.

Allocation of Future Investment Premiums
At the time you fill out your application, you can instruct us to allocate your future scheduled investment premiums to among any five investment divisions. If you do not instruct us at that time, future scheduled investment premiums

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will be allocated to the division investing in the Money Reserve Portfolio until you notify us at our Service Center of the new allocation percentages you want. A request to change the scheduled investment premium allocation will be effective for all scheduled investment premiums received on or after the date we receive your instructions either in writing or by phone.

Changing Your Investment Base Allocation
After the “free look” period, your investment base can be allocated among up to any five divisions. Currently, you may change the allocation of your investment base as often as you choose. However, we may at some point in the future limit the number of changes permitted but not to less than five per policy year. We will notify you if we do so.

In order to change your investment base allocation, you must call or write our Service Center (see “Some Administrative Procedures”, page 32). If your “free look” period has expired, the change in allocation will be processed on the next business day following receipt of the request at our Service Center. You can give allocation requests during the “free look” period and your allocation will be made immediately after the “free look” period.

We reserve the right, however, to delay effecting a reallocation for up to seven days if the reallocation is being made to any investment division(s) (the “transferee investment division”) from another investment division of the Variable Account (the “transferring investment division”), other than from the investment division investing in the Money Reserve Portfolio. We may delay effecting this reallocation in order to avoid severe disruptions to the portfolios of the Series Fund if one of the underlying portfolios must sell portfolio securities in order to make funds available for large amounts of redemptions or reallocations being made at the same time by or on behalf of policyowners. If this happens, we will process your reallocation from the transferring investment division on the date that we receive your written notice, but will not process your reallocation to the transferee investment division until a later date during the 7-day delay period when the portfolio underlying the transferring investment division obtains liquidity to fund your reallocation request through sales of portfolio securities, new payments or reallocations by policyowners or otherwise. During this delay period, the amount reallocated will not be invested in an investment division.

Allocation of Unscheduled Premium Payments
Any unscheduled premium payments you make after the “free look” period that don’t require evidence of insurability will be allocated according to your instructions. If no instructions accompany the payment we’ll:
• allocate the payment proportionately to the investment base in your investment divisions; or
• allocate the payment in the same percentages as your investment premium if the unscheduled payment accompanies a scheduled payment.

Trust Allocations
We’ll notify you 30 days before a Trust you’ve invested in matures. You must tell us in writing at least seven days before the maturity date how to reinvest your funds in the division investing in that Trust. If we don’t hear from you, we’ll move your investment base in that division to the division investing in the Money Reserve Portfolio. We reserve the right to delay reinvestment of your funds until we receive proceed payments from the matured Zero Trust.

Units of a specific Trust may no longer be available when we receive your request for allocation. Should this occur, we will notify you immediately so that you may change your request.

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Allocation to the Division Investing in the Natural Resources Portfolio
Shares of the Natural Resources Portfolio may not be available when we receive your request for allocation. Should this occur, we will notify you immediately so that you may change your request.
Charges Deducted from Your Investment Base	The charges described below are deducted from your investment base on policy processing dates. We also deduct certain asset and trust charges daily from the investment results of each division in the variable account in determining its net rate of return. Currently, the asset and trust charges are equivalent to .75% and .34% annually at the beginning of the year (see “Charges to the Variable Account”, page 42).

Deferred Policy Loading
We invest your investment premiums and 100% of any unscheduled premium payments you may make. Chargeable to the first year scheduled premiums which have been paid and to any unscheduled payments is an amount called the deferred policy loading.

The deferred policy loading percentage chargeable to scheduled premiums for the first policy year is equal to 24.0% of those premiums. This charge is sales load and compensates us for sales expenses. For policies under Plan A with scheduled premium payment periods of 20 years or less, the percentage will be lower. It will equal 15.0% for policies with payment periods of 11 through 20 years and 4.5% for policies with payment periods of ten years or less. If an extra premium is due for extra mortality risk or optional insurance benefits, we first subtract the extra premium before we apply the percentage charge.

The deferred policy loading percentage chargeable to unscheduled premiums is equal to 7.0%. Of the 7.0%, 4.5% is sales load and compensates us for sales expenses and 2.5% is for state and local premium taxes we must pay.

Although chargeable to your first year scheduled premiums and to any unscheduled premium payments, we advance the amount of the deferred policy loading to the variable account as part of your investment base. We then take back these funds in equal installments on the ten policy anniversaries following the date we receive and accept the payments.

For first year scheduled premiums this means that we deduct 2.4% of the premiums from your investment base on each of the first ten policy anniversaries. (When any first year scheduled premium is received during the second policy year, we will deduct 2.4% of such premium from the investment base as of the date the premium is received. We will make the remaining deductions on each of the next nine policy anniversaries). For unscheduled premiums, we deduct .70% of the premiums from your investment base on each of the ten policy anniversaries following the date we receive and accept your unscheduled premium payment.

In determining the net cash surrender value payable if you cancel your policy, we subtract from your investment base the balance of the deferred policy loading which is chargeable to any premiums paid but which has not yet been deducted.

During the period that the deferred policy loading is included in your investment base, a positive net rate of return will give you greater increases in net cash surrender value and a negative net rate of return will give you greater decreases in net cash surrender value than if the deferred policy loading had not been included in your investment base.

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Mortality Cost
We deduct a mortality cost from your investment base on each policy processing date after the policy date. This charge compensates us for the cost of providing life insurance coverage for the insured. We base it on the underwriting class we assign to the insured, the insured’s sex and attained age and the policy’s net amount at risk, (except in Massachusetts and Montana, see “Legal Considerations for Employers”, page 35).

To determine the cost, we multiply the current cost of insurance rate for the insured’s sex, age and underwriting class by the net amount at risk (adjusted for interest at an annual rate of 4.0%) under the policy. The net amount at risk is the difference, as of the previous processing date, between the death benefit and the cash surrender value. We guarantee that the current cost of insurance rate will never exceed the guaranteed maximum cost of insurance rate shown in your policy. The maximum guaranteed rates for policies do not exceed the rates based on the 1980 Commissioner’s Standard Ordinary mortality tables adopted by the National Association of Insurance Commissioners for all methods of underwriting. The current cost of insurance rates may be equal to or less than the guaranteed cost of insurance rates depending on the insured’s age, sex and underwriting class. For insureds age 20 and over, who are medically underwritten as standard or better, current and guaranteed cost of insurance rates distinguish between insureds in a smoker underwriting class and insureds in a non-smoker underwriting class.

We may reduce your mortality cost deduction on a policy processing date below that otherwise determined by our current cost of insurance rates. We would do this by calculating an adjustment amount based on your policy values, policy plan, policy year, underwriting class, sex and attained age. If we make these adjustments, we reserve the right to stop making them and to change the adjustment amounts and schedule of adjustments on a uniform basis at any time.

During the period between policy processing dates, your policy’s net cash surrender value takes the mortality cost into account on a pro-rated basis.

Maximum Mortality Cost. We will limit the deduction for mortality cost if investment results are unfavorable. We do this by substituting in our calculation the scheduled premium fixed base or the fixed base (see below) for the cash surrender value in determining the net amount at risk and by multiplying by the guaranteed cost of insurance rate. We will deduct this alternate amount from your investment base when it is less than the mortality cost we would otherwise deduct.

We will substitute the scheduled premium fixed base during your scheduled premium payment period provided the policy is not being continued under one of the cash value benefit insurance options. We will substitute the fixed base after the scheduled premium payment period and when the policy is being continued as variable ETI or variable RPU.

First Year Administrative Fee and Quarterly Administrative Fees
We deduct a first year administrative fee on the four policy processing dates after the policy date. The amount deducted on a policy processing date will equal $0.50 per $1,000 of your initial face amount for issue ages 0 through 19 and $0.75 per $1,000 of your initial face amount for issue ages 20 and over. This fee compensates us for the expenses incurred when issuing a policy, such as the cost of medical examinations and insurance underwriting.

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During the first policy year, the amount of this fee which has not yet been deducted is deducted in determining your policy’s net cash surrender value.

On all policy processing dates after the policy date we deduct quarterly administrative fees. The amount deducted equals $12.50. The fees compensate us for administrative expenses such as record keeping, processing claims and cash value benefits, reallocations, policy changes and reporting to owners.

During the period between policy processing dates, the quarterly fee that would be deducted on the next policy processing date is deducted in determining your policy’s net cash surrender value.

We do not expect to make a profit from the first year and quarterly administrative fees.

We may reduce the first year administrative fee and quarterly administrative fee in certain group or sponsored arrangements (see “Group or Sponsored Arrangements”, page 35).

Net Loan Cost
The net loan cost is explained on page 21 under “Policy Loans”.
Fixed Base	On the policy date, your fixed base equals the policy’s cash surrender value. Thereafter, the fixed base is calculated like the cash surrender value except that the calculation substitutes 4% for the net rate of return and the guaranteed maximum cost of insurance rates for the current rates, it is calculated as though there had been no policy loans or repayments and the quarterly administrative fees are not taken into account. The fixed base is equivalent to the cash surrender value for a comparable fixed benefit policy and is used to make certain computations under your policy. It is also used to limit mortality cost deductions as well as our right to cancel your policy due to excessive policy debt.

Scheduled Premium Fixed Base

The scheduled premium fixed base is calculated like the fixed base except it is calculated as if there had been no unscheduled premium payments and assumes all scheduled premiums are paid when due. It is used in the alternate variable insurance amount calculation under Plan B as well as to limit mortality cost deductions. Under Plan C the scheduled premium fixed base takes into account any unscheduled premium payments which increase the guaranteed benefits.

Policy Loans	You may use your policy as collateral to borrow funds from us. A loan may be taken while your policy is in force, unless it is being continued under the fixed extended term insurance option. The minimum loan we will make is $300 unless you’re borrowing to pay the premium on another Monarch variable life insurance policy. In that case, you may borrow the exact amount required even if it’s less than $300. The maximum amount you can borrow at any time is the difference between the loan value and the policy debt (the outstanding loan plus accrued interest). When additional amounts are borrowed they are added to the policy debt in determining the amount of your new loan.

You may repay all or part of the loan any time during the insured’s lifetime. Each repayment must be for at least $300 or the amount of the policy debt, if less. If your policy debt exceeds the larger of the cash surrender value and the fixed base, we’ll cancel the policy 31 days after we mail notice of our intent to terminate if we have not received at least the minimum repayment.

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Certain states won’t permit us to impose a minimum on the amount you can borrow or repay. In the states of Connecticut, New Jersey and New York, the minimum is $200.

When you take a loan, we transfer an amount equal to the amount you borrowed out of your investment divisions and hold it as collateral in our general account. You may tell us which investment divisions you want borrowed amounts taken from and which divisions should receive repayments. If you don’t, we’ll take the borrowed amounts proportionately from and make repayments proportionately to your investment divisions.

We offer both a fixed and an adjustable loan interest rate provision. (In the state of New York the adjustable loan interest rate provision is not available.) The fixed provision will automatically apply unless you elect the adjustable provision. You may make such an election in your application for a policy, in which case it will take effect as of the policy date. If you elect the adjustable loan interest rate provision after the policy has been issued or you wish to cancel the provision after it has been in force, the change will take effect on the next policy anniversary provided we receive your written request at our Service Center at least seven days before the policy anniversary. If you elect the adjustable provision, it will stay in effect for the life of the policy unless you cancel the provision or the policy is being continued under the fixed extended term insurance option. The adjustable provision may not be put back into effect once it has been cancelled.

For a discussion of the tax issues associated with a policy loan, see “Tax Considerations” on page 37.

Loan Value
The loan value of your policy equals 75% of the policy’s cash surrender value during the first three policy years and 90% thereafter. The cash surrender value is the net cash surrender value plus any policy debt.

In certain states the loan value may differ from that above for the first three policy years.

Interest
While a policy loan is outstanding, we’ll charge you either the fixed interest rate of 5.0% annually or the adjustable loan interest rate. Interest accrues each day and payments are due at the end of each policy year. If you don’t pay the interest when due, we add it to your loan.

The amount held in our general account as collateral for your loan currently earns interest at .75% below the interest rate we charge on the loan and can never earn less than 1% below that rate. For those policies under the fixed loan interest rate provision, we are currently crediting the collateral at 4.25% annually.

Adjustable Loan Interest Rate Provision
The adjustable loan interest rate will be determined as of the beginning of each policy year and will apply to any new or outstanding loan under the policy during that policy year. We will notify you of the interest rate when a loan is made. We will give 30 days advance written notice before each anniversary of the interest rate for the next policy year. The adjustable loan interest rate will be the lowest of the Published Monthly Average (as defined below) for the month ending two months before the beginning of the policy year, the maximum loan rate allowed in the state of jurisdiction, or 15%. In addition, we reserve the right to lower the adjustable loan interest rate, which would otherwise be determined, in order to bring the interest charged in line

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with federal laws, regulations and rulings relating to the tax deductibility of policy loan interest. The adjustable loan interest rate will never be less than 5.0%.

The Published Monthly Average means the Moody’s Corporate Bond Yield Average — Monthly Average Corporates as published by Moody’s Investors Service, Inc. or any successor thereto. If these averages are no longer published, we will use other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which your policy was delivered.

Net Loan Cost
On each policy anniversary, we reduce your investment base by the net loan cost (the difference between the interest charged and the earnings on the amount held as collateral in the general account). Currently this equals .75% of the policy debt on the previous policy anniversary, taking into account any loans and repayments since then. We may increase the net loan cost, but only to a maximum of 1.0% of the policy debt.

During the period between policy anniversaries, your policy’s net cash surrender value takes this charge into account on a pro-rated basis.

Effect on Death Benefit and Cash Surrender Value

Whether or not you repay a policy loan, taking a loan will have a permanent effect on your cash surrender value and may have a permanent effect on your death benefit. This is because the collateral for your loan doesn’t participate in the performance of the investment divisions while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the investment divisions, the cash surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the cash surrender value will be lower, as may be the death benefit . In that case, the lower cash surrender value may cause the policy to lapse sooner than if no loan had been taken.

Your Right to Cancel (“Free Look” Period) or Exchange Your Policy	You may cancel your policy during your “free look” period. For policies with premium payment periods of 11 years or more, the “free look” period is the latest of ten days after you receive the policy, 45 days from the date the application is executed or ten days after we mail you a notice of Right of Withdrawal. For policies with premium payment periods of ten years or less, the “free look” period is ten days after you receive your policy or, if required by your State, the later of the ten days and 45 days from the date the application is completed. If you decide to cancel, you may mail or deliver the policy to us or to the registered representative who sold it to you . We will refund the premium paid without interest. If you cancel, we may require that you wait six months before applying to us again.

Exchanging Your Policy
You may exchange this policy for a policy with benefits that don’t vary with the investment results of a separate account. You must request this in writing within 24 months of the issue date of your policy. You also must return the original policy and pay any amount due us on exchange.

There will be a cash adjustment on exchange. If your policy’s net cash surrender value is greater than the new policy’s tabular cash value, we will pay you the difference. If it is less, you must pay us the difference. The amount of the cash adjustment will be determined when we receive the policy and written request.

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The new policy will have the same owner and beneficiary as those of your original policy on the date of the exchange. It will have the same issue age, issue date, face amount, scheduled premiums, benefit riders and underwriting class as the original policy. Any policy debt will be carried over to the new policy. We won’t ask for evidence of insurability.

Reports to Policyowners

After the end of each policy processing period you’ll receive a statement of the allocation of your investment base, your death benefit, net cash surrender value, any policy debt and, if there has been a change, your face amount and any guarantee period. All figures will be as of the first day of the current policy processing period. The statement will show the amounts deducted from or added to the investment base during the policy processing period. It will also include any other information that may be currently required by the state insurance department of the jurisdiction in which this policy is delivered.

You will also receive such reports containing financial statements for the variable account and a list of portfolio securities of the Series Fund as are required by the Investment Company Act of 1940.

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Cash Value Benefits
Cash Value Benefits	You can stop paying scheduled premiums at any time during your scheduled premium payment period and, provided you have a positive net cash surrender value, you can choose one of the following cash value benefits:
• cancel your policy and receive the net cash surrender value; or

•   if the insured is in a standard or better underwriting class use the net cash surrender value to continue your policy as variable extended term insurance or fixed extended term insurance without further scheduled premiums due; or

•   if the insured is not in a standard or better underwriting class use the net cash surrender value to continue your policy as variable reduced paid-up insurance without further scheduled premiums due.

If you stop paying scheduled premiums without selecting a cash value benefit, we’ll automatically apply the variable extended term insurance option if the insured is in a standard, non-smoker or preferred risk underwriting class. Otherwise, we’ll select the variable reduced paid-up insurance option. We won’t do so, however, until three months following the due date of the first unpaid scheduled premium.

When a cash value benefit goes into effect, optional insurance benefits and any other riders attached to your policy will end, unless otherwise stated in the rider.
Net Cash Surrender Value	Your policy’s net cash surrender value fluctuates daily with the investment results of the investment divisions you select. We don’t guarantee any minimum. On a policy processing date which is also your policy anniversary, the net cash surrender value equals:
• the policy’s investment base on that date;
• minus the balance of the deferred policy loading which we have not yet deducted from the investment base (see “Deferred Policy Loading”, page 19).

If the date of calculation is not a policy processing date, the net cash surrender value is calculated in a similar manner but we also subtract any quarterly administrative fees and a pro-rata portion of the mortality costs which would otherwise be deducted on the next policy processing date. And, if the date of calculation is during the first policy year, we will also subtract the amount of the first year administrative fee not yet deducted. If there is any existing policy debt, we will subtract a pro-rata net loan cost on dates other than the policy anniversary.

Cancelling to Receive Net Cash Surrender Value
You may cancel your policy at any time while the insured is living. You’ll receive the policy’s net cash surrender value.

The cancellation will be effective the date your written request in a form satisfactory to us and the policy are sent to us. We will determine the net cash surrender value when we receive your written request and the policy at our Service Center. You may elect to receive this amount either in a single payment or under one or more income plans (see “Income Plans”, page 34).

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Cash Value Benefit Insurance Options	A cash value benefit insurance option will go into effect within seven days after we receive your written request at our Service Center or on the date an automatic election (see “Cash Value Benefits”, page 25) is applied by us, whichever is sooner.

Extended Term Insurance
These two insurance options are only available if the insured is in a standard or better underwriting class. You can stop paying scheduled premiums at any time and use the net cash surrender value as a net single premium for the insured’s attained age to continue the policy either as variable or fixed extended term insurance. The face amount under the extended term insurance options (“ETI”) will be the policy’s death benefit minus any policy debt, determined as of the date the option goes into effect.

Variable Reduced Paid-Up Insurance
This option is available only if the insured is not in a standard or better underwriting class. Your face amount under this option will be the amount your net cash surrender value can support for the life of the insured.

For a discussion of the tax consequences associated with cash benefit insurance options, see “Tax Considerations” on page 37.
Fixed Extended Term Insurance

Under this option, the net cash surrender value is transferred out of the variable account and into our general account. The net cash surrender value and the insured’s sex and attained age as of the date the option goes into effect determine how long the fixed ETI will be in effect. The death benefit provided under the fixed ETI option will not vary after the option goes into effect. No unscheduled premium payments or policy loans will be permitted while the policy is being continued as fixed ETI. A quote of your cash surrender value while under this option can be obtained by calling our Service Center.

Variable Extended Term Insurance	Under this option, your investment base remains in the variable account. Therefore, depending on the policy’s investment results, the investment base, net cash surrender value and death benefit may still increase or decrease on any day. You may also continue to change your investment base allocation, make unscheduled premium payments and take policy loans (see “Changing Your Investment Base Allocation”, page 18, “Making Unscheduled Premium Payments”, page 15 and “Policy Loans”, page 21.)

Guarantee Period
For the variable ETI option we determine a “guarantee period”. This guarantee period is the time we guarantee that the variable ETI will remain in force regardless of investment experience, provided that the policy debt does not exceed certain policy values (see “Policy Loans”, page 21). The guarantee period will not be affected by investment results or the charges deducted on policy processing dates. It is based on the larger of the net cash surrender value and the fixed base minus the policy debt as of the date the option goes into effect. The guarantee period or face amount or both will increase when you make unscheduled premium payments under the variable ETI option (see “Effect of Unscheduled Premium Payments on Face Amount and Guarantee Period”, page 29).

When we Will Terminate Your Policy Under Variable ETI
After the end of the guarantee period, we will terminate your policy on any policy processing date when the cash surrender value on that policy processing

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date is negative. The negative cash surrender value will be considered an overdue charge as of such policy processing date. We will not terminate your policy due to a negative cash surrender value until the end of the ETI grace period. Your policy may also terminate due to excessive policy debt (see “Policy Loans”, page 21).

ETI Grace Period

The ETI grace period will end 61 days after we mail a notice that we may terminate the policy because of insufficient cash surrender value. To avoid termination, you must pay us at least three times the amount of the charges which were due on the policy processing date when we determined that your cash surrender value was insufficient. (In New York, you must pay us the amount of the charges due as of the policy processing date.) This amount will be specified on the notice we send you. If we don’t receive this amount at our Service Center before the end of the ETI grace period, your policy will terminate without value.

Variable Reduced Paid-Up Insurance	This option is only available if you stop paying scheduled premiums and the insured is not in a standard or better underwriting class. Under this option, your investment base remains in the variable account. Depending on the investment results of the policy, the investment base, net cash surrender value and death benefit may still increase or decrease on any day. You may continue to change your investment base allocation and take policy loans. Unscheduled premium payments, however, won’t be permitted.

The net cash surrender value as of the date the option goes into effect will determine the face amount of the variable RPU. Although the death benefit may increase or decrease on any day, it will never be less than the face amount of the variable RPU. We guarantee that coverage under this option will remain in force for the life of the insured provided policy debt does not exceed certain policy values (see “Policy Loans”, page 21).

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Death Benefit Proceeds
Death Benefit Proceeds	We will pay the death benefit proceeds to the beneficiary when we receive proof of the insured’s death.

While your policy is in force and while it is not being continued under a cash value benefit insurance option, the death benefit proceeds will equal:
• the death benefit, which is the larger of the face amount and the variable insurance amount; plus
• any amounts due from optional insurance benefits; plus
• any refund of scheduled premiums paid for the period beyond the policy month of the insured’s death; and less
• any policy debt.

We will also subtract one month’s scheduled premium if the insured dies during the grace period.

If the policy is being continued under the variable ETI or variable reduced paid-up insurance options, the death benefit is calculated in the same manner, except that under variable ETI if the insured dies during the ETI grace period we also subtract any overdue charges.

If the policy is being continued under the fixed ETI option, the death benefit proceeds are equal to the fixed ETI face amount.

If the death benefit proceeds become payable after the grace period, but within three months following the due date of the first unpaid scheduled premium, and you have not elected a cash value benefit, we will pay the beneficiary the death benefit proceeds that would have been payable had the automatic election been put into effect as of the date of death.

The values above are those as of the date of death unless the insured dies during the ETI grace period, in which case we will pay the beneficiary the death benefit proceeds in effect immediately prior to the ETI grace period.

The death benefit will never be less than the amount required to keep the policy qualified as life insurance under Federal income tax laws.
Variable Insurance Amount	We determine the variable insurance amount daily. For Plans A and C it is computed by:
• calculating the cash surrender value; and
• multiplying by the net single premium factor (explained below).

Alternative Variable Insurance Amount
If you choose Plan B (see “Selecting Your Policy Plan”, page 12) we will use an alternative variable insurance amount calculation starting on the first policy anniversary and continuing through the scheduled premium payment period. We won’t use the alternative calculation if your policy is being continued under a cash value benefit insurance option or if a scheduled premium is due beyond its grace period. We determine the alternative variable insurance amount daily by:
• calculating the cash surrender value;
• subtracting the scheduled premium fixed base;
• multiplying by the net single premium factor; and
• adding the face amount of the policy.

The variable insurance amount will never be less than required by tax law.

Net Single Premium Factor
The net single premium factor is based on the insured’s sex, age and underwriting class on the date of calculation. It decreases daily as the insured’s

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age increases. As a result, the variable insurance amount as a multiple of the cash surrender value will decrease over time. The factors are lowest for the standard medical underwriting class. Of the standard- simplified and non-smoker underwriting classes, the factors are lower for the standard-simplified underwriting class. The preferred risk underwriting class has the same net single premium factors as the non-smoker underwriting class. Also, net single premium factors will be higher for a woman than for a man of the same age and underwriting class. A table of net single premium factors as of each policy anniversary is included in the policy.

Table of Illustrative Net Single Premium Factors on Policy Anniversaries
Standard-Simplified Issue			Medical Issue-Non-Smoker
Attained Age	Male	Female	Attained Age	Male	Female
5	10.26605	12.37298	5	Not Available	Not Available
15	7.41158	8.96292	15	Not Available	Not Available
25	5.50384	6.48170	25	5.97442	6.72571
35	3.97197	4.64894	35	4.28987	4.81297
45	2.87749	3.36465	45	3.07384	3.46008
55	2.14058	2.48940	55	2.24423	2.53167
65	1.65786	1.87562	65	1.70149	1.88953
75	1.35394	1.45952	75	1.36815	1.46316
85	1.18029	1.21265	85	1.18257	1.21324

Payment of Death Benefit Proceeds

We will usually pay the death benefit proceeds to the beneficiary within seven days after we receive all the information we need to process the payment. We may delay payment if the policy is being contested or under the circumstances described in “Using Your Policy”, page 31 and “Other Policy Provisions”, page 33. If we do delay payment, we will add interest from the date of the insured’s death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more income plans (see “Income Plans”, page 34).

Effect of Unscheduled Premium Payments on Face Amount and Guarantee Period	If you make an unscheduled premium payment either after your scheduled premium payment period when no further scheduled premiums are due, or when your policy is being continued under the variable ETI option, we will either increase your guarantee period or face amount or both on the policy processing date on or next following the date we receive and accept the unscheduled payment.

If your policy is being continued under the variable ETI option and the guarantee period is for life, or if it is after your scheduled premium payment period (when no further scheduled premiums are due), unscheduled premium payments will increase the policy’s face amount. We determine the amount of this increase by taking the unscheduled payment, deducting the deferred policy loading applicable to that payment, adding interest at an annual rate of 4% from the date we received and accepted the payment to the policy date on or next following such date, and then multiplying by the applicable net single premium factor for that policy processing date.

If your policy is being continued under the variable ETI option and the guarantee period prior to the receipt and acceptance of the payment is less than for life, unscheduled premium payments will first be used to extend the guarantee period. Any amounts in excess of those required to extend the guarantee period to the whole of life or any additional unscheduled payments will be used to increase your policy’s face amount in the manner described above.

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Plan C
Under Plan C, if you make an unscheduled premium payment prior to a reduction in the face amount, the unscheduled premium will be used to extend the period before the face amount is reduced, or, if the payment is sufficient, to maintain a level face amount for the life of the policy. The face amount will remain level if the increase in cash value caused by the unscheduled premium is equal to or greater than the net single premium for the amount of the reduction in the face amount. If the increase in cash surrender value is less than the net single premium for the reduction, the increase will be used to extend the period of time before the face amount is decreased.

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More About the Policy
Using Your Policy	Ownership
The policyowner is usually the insured, unless another owner has been named in the application. The policyowner has all rights and options described in the policy.

If you, the policyowner, are not also the insured, you may want to name a contingent owner. If you die before the insured, the contingent owner will own the policy and have all your rights. If you don’t name a contingent owner, your estate will own the policy at your death.

Changing the Owner
You have the right to transfer ownership of the policy. The new owner will have all rights and options described in the policy. The change will be effective as of the day the notice is signed, but will not affect any payment made or action taken by us before receipt of the notice of the change at our Service Center.

Assigning the Policy as Collateral
You may assign this policy as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary’s rights are subject to the terms of the assignment.

You must give us satisfactory written notice at our Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

For a discussion of the tax issues associated with a collateral assignment, see “Tax Considerations”, page 37.

Naming Beneficiaries
We’ll pay the primary beneficiary the proceeds of this policy on the insured’s death. If the primary beneficiary has died, we pay the contingent beneficiary. If no contingent beneficiary is living, we pay the insured’s estate.

You may name more than one person as primary or contingent beneficiaries. We’ll pay them in equal shares unless you give us other instructions.

You have the right to change beneficiaries unless the primary beneficiary designation has been made irrevocable. If the designation is irrevocable, the primary beneficiary must consent when you exercise certain rights and options under this policy. If you change the beneficiary the change will take effect as of the day the notice is signed, but will not affect any payment made or action taken by us before receipt of the notice of the change at our Service Center.

Maturity Proceeds
The maturity date is the policy anniversary nearest the insured’s 100th birthday. On the maturity date, we’ll pay you the net cash surrender value provided the insured is still living.

How We Make Payments
We’ll usually pay death benefit proceeds, net cash surrender value on cancellation and loans within seven days after our Service Center receives all the information needed to process the payment.

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However, we may delay payment if it isn’t practical for us to value or dispose of Trust units or Series Fund shares because:
• the New York Stock Exchange is closed for other than a regular holiday or weekend; or
• trading is restricted; or
• an emergency exists according to Securities and Exchange Commission (“SEC”) rules.

We may also delay payment if an SEC order allows us to in order to protect our policyowners.

If your policy is being continued under the fixed ETI option, we may delay payment of the net cash surrender value for up to six months after we receive your cancellation request. We’ll credit interest at a rate of at least 4% on any payment deferred for 30 days or more.

Optional Insurance Benefits	If it is available in your state, you may elect to have one or more of the following optional benefits included in your policy subject to the payment of an extra premium and certain age and underwriting requirements.

Waiver of Premium
Provides for the waiver of scheduled premiums during the total disability of the insured if the disability lasts for at least four months.

Accidental Death Benefit
Provides additional insurance if death results from accidental bodily injury.

Guarantee of Insurability
Provides that you can purchase an additional variable life insurance policy on the life of the insured at certain future dates without evidence of insurability.

Payor Benefit
This benefit added to a policy insuring a minor will provide that the scheduled premiums will be waived until the insured is age 25 in case the premium payor dies or during the total disability of the payor if the disability lasts for at least four months.

Children’s Term Rider
Provides term insurance on the lives of the insured’s children.

Additional Insured Term Rider
Provides term insurance on the life of an additional insured named by you.

Annually Renewable Term Rider
Provides term insurance on the life of the insured.

Under the provisions of the Children’s Term Rider, the Additional Insured Term Rider and the Annually Renewable Term Rider, each rider may be converted into a policy on the life of the insured under the rider within time frames specified in each rider.

Some Administrative Procedures	Described below are certain administrative procedures. We reserve the right to modify them from time to time or to stop making them available. For administrative and tax purposes, we may from time to time require specific forms be completed in order to accomplish certain transactions, including surrenders.

Signature Guarantees
In order for you to make certain policy transactions and changes, we require that your signature be guaranteed. Your signature can only be guaranteed by a

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national bank or trust company (not a savings bank or federal savings and loan association), a member bank of the Federal Reserve System or a member firm of a national securities exchange.

Currently, your signature must be guaranteed on:
• the form required for cash surrenders, policy loans and reallocations of investment base;
• the form required for a change in owner designation; and
• phone authorization forms if not submitted with your application.

Your Personal Identification Number
We will send you a four digit personal identification number shortly after your policy is placed in force and before the end of your “free look” period. You need to give us this number when you call us at our Service Center to get information about your policy, to make a policy loan (if an authorization is on file), or to make other requests. Your personal identification number will be accompanied by a notice reminding you that your investment base is in the division investing in the Money Reserve Portfolio, if that’s where your initial investment premium and any unscheduled premium payment submitted with your application was placed, and that you may change this allocation by calling or writing our Service Center (see “Changing Your Investment Base Allocation”, page 18).

Reallocating Your Investment Base
You can reallocate your investment base either in writing in a form satisfactory to us or by phone. If you do it by phone, you must tell us your personal identification number as well as your policy number. We will give you a confirmation number over the phone and then confirm in writing.

Telephone Requests

You may request a loan or a reallocation by phone if the appropriate phone authorization forms are on file with us. Once we have the authorization, you can request the transaction if you call our Service Center, give us your policy number, name and personal identification number and tell us the amount of the loan or reallocation. A telephone request for a policy loan or a reallocation received before 4 p.m. (ET) generally will be processed the same day. For any call received after 4 p.m. (ET), the request will be processed the following business day.

Other Policy Provisions	In Case of Errors on the Application
If an age or sex given in the application is wrong, it could mean that the face amount or any other policy benefit is wrong. We’ll pay what the actual premiums paid would have bought for the correct age or sex.

Incontestability
We rely on statements made in the application. Legally, they are considered representations, not warranties. We can contest the validity of a policy if any material misstatements are made in the initial application. We can also contest any amount of death benefit which wouldn’t be payable except for the fact that an unscheduled premium payment was made if any material misstatements are made in the application required with the unscheduled payment.

We won’t contest the validity of a policy after it has been in effect during the insured’s lifetime for two years from the date of issue. Nor will we contest any

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amount of death benefit attributable to an unscheduled payment after such death benefit has been in effect during the insured’s lifetime for two years from the date we receive and accept the payment.

Payment in Case of Suicide
If the insured commits suicide within two years from the policy’s issue date, we’ll pay only a limited death benefit. The benefit will be equal to the premiums paid. If the insured commits suicide within two years of any date we receive and accept an unscheduled payment, any amount of death benefit which wouldn’t be payable except for the fact that the unscheduled payment was made will be limited to the amount of the unscheduled payment. The death benefit we will pay will be reduced by any policy debt.

Policy Changes — Applicable Tax Law
For you to receive the tax treatment accorded to life insurance under Federal law, your policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. Therefore, to maintain this qualification to the maximum extent of the law, we have reserved the right to return any unscheduled premium payments that would cause the policy to fail to qualify as life insurance under applicable tax law as interpreted by us. Further, we reserve the right to make changes in the policy or its riders or to make distributions from the policy to the extent we find it necessary to continue to qualify your policy as life insurance. Any such changes will apply uniformly to all policies that are affected and you will be given advance written notice of such changes.

Dividends
Our variable life insurance policies are non-participating. This means that they don’t provide for dividends. Investment results under these variable life policies are reflected in benefits.
Income Plans	We offer several income plans to provide for payments of the death benefit proceeds to the beneficiary. You may choose one or more income plans at any time during the insured’s lifetime. If no plan has been chosen when the insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to such beneficiary to one or more of the plans. You may also choose one or more income plans on cancelling the policy for its net cash surrender value. Our approval is needed for any plan where any income payment would be less than $100. Payments under these plans do not depend on the investment results of a separate account.

Income plans are:

Income for a Fixed Period
Payments are made in equal installments for up to 30 years.

Income for Life
Payments are made in equal monthly installments until death of a named person or end of a designated period, whichever is later. The designated period may be for ten or 20 years.

Income of a Fixed Amount
Payments are made in equal installments until proceeds applied under the option and interest on unpaid balance at not less than 3.0% per year are exhausted.

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Joint Life Income

Payments are made in monthly installments as long as at least one of two named persons is living. While both are living, we make full payments. If one dies, we make payments at two-thirds of the full amount. Payments end completely when both named persons die.

Annuity Plan
An amount can be used to purchase any single premium annuity we offer. Annuity purchase rates will be 3.0% less than for new annuitants.

We will issue a written agreement putting the plan into effect. Once in effect, some of the plans may not provide any surrender rights.
Group or Sponsored Arrangements	For certain group or sponsored arrangements, we may reduce the sales load, the quarterly administrative fee, the first year administrative fee, the minimum scheduled premium, the minimum face amount and the cost of insurance rates and we may modify our underwriting classifications. (The policy is not available for group or sponsored arrangements in the state of New York.)

Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell policies to its employees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group and the reasons the policies are purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

We’ll make any reductions according to our rules in effect when an application for a policy is approved. We may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.

Legal Considerations for Employers	In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In that case and in a 1988 decision, Florida v. Long, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent to Norris, decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply to contributions made before that date. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The policies offered by this prospectus are based on mortality tables that distinguish between men and women. As a result, the policy pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisers before purchasing one of these policies.

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The States of Massachusetts and Montana prohibit the use of actuarial tables that distinguish between men and women in determining scheduled premiums and policy benefits for policies issued on the lives of their residents. Therefore, policies offered by this prospectus to insure residents of these states are issued on a unisex basis. If the insured is a resident of Montana or Massachusetts, any references in this prospectus which make a distinction based on the sex of such insureds shall be distinguished. All references to the mortality tables applicable to contracts issued on such insureds are deleted and the 1980 CSO Blended Table A is substituted therefore.

Selling the Policies	Monarch Financial Services, Inc. is principal underwriter (distributor) of the policies, as well as of other policies issued through the variable account and other separate accounts of Monarch. Monarch Financial Services, Inc. also serves as principal underwriter of contracts issued through separate accounts of First Variable Life Insurance Company, a wholly owned subsidiary of Monarch. It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We pay Monarch Financial Services, Inc. for acting as principal underwriter under a Distribution Agreement. The amounts we paid under this agreement for all of the policies issued through Variable Account A came to $12,402,554, $11,126,284 and $21,698,013 in 1990, 1989 and 1988, respectively.

We anticipate that the sales load we charge may be insufficient to cover these distribution expenses. Any shortfall will be made up from our general account which may include amounts derived from mortality gains and risk charges.

Monarch Financial Services, Inc. has sales agreements with other registered broker-dealers. Under these agreements, applications for the policies are solicited by registered representatives of such broker-dealers. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers. Inc. The registered representatives are authorized under applicable state regulations to sell variable life insurance as agents of the broker-dealers.

For the first policy year, commissions payable to qualified registered representatives will not exceed 45% of the first year scheduled premiums for Plans A and B and 50% of first year scheduled premiums for Plan C. For all policy plans, renewal commissions or service fees are payable for up to 15 years during the scheduled premium payment period. The commissions will be lower for policies with scheduled premium payment periods less than to age 95. For unscheduled premium payments the maximum commission payable to a registered representative will not exceed 3% of the payment. In addition to the commissions, the organizations described above may also receive override payments and may be reimbursed under Monarch Financial Services, Inc.’s expense reimbursement allowance program for portions of expenses incurred.

We also have an Administrative Services Agreement with Monarch Financial Services, Inc. Monarch Financial Services, Inc. provides administrative services for all of our variable life and variable annuity policies, such as policy underwriting and issue, policyowner service and the administration of the variable accounts. The amounts paid to Monarch Financial Services, Inc. for providing these services for the policies issued through Variable Account A came to $5,937,158, $6,167,913 and $9,750,134 in 1990, 1989 and 1988, respectively.

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Tax Considerations	Definition of Life Insurance
In order to qualify as a life insurance contract for Federal tax purposes, the policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code of 1986 as amended (the “Code”). The Section 7702 definition can be met if a life insurance policy satisfies either one of two tests that are contained in that section. The manner in which these tests should be applied to certain innovative features of the policy is not directly addressed by Section 7702. Although Section 7702 gives the Secretary of the Treasury authority to prescribe regulations interpreting the manner in which the tests are to be applied, such regulations have not yet been issued. The presence of these innovative policy features, and the absence of regulations or any other pertinent interpretations of the tests, thus creates some uncertainty about the application of the tests to the policy.

Nevertheless, we believe that the policy qualifies as a life insurance contract for Federal tax purposes. This means that:
• the death benefit should be fully excludable from the gross income of the beneficiary under Section 10l(a)(l) of the Code; and

•   the policyowner should not be considered in constructive receipt of the policy’s cash surrender value, including any increases, until actual cancellation of the policy (but see “Tax Treatment of Policy Loans and Other Distributions” on page 38).

We have reserved the right to make changes in the policy if such changes are deemed necessary to assure its qualification as a life insurance contract for tax purposes (see “Policy Changes — Applicable Tax Law”, page 34).

Diversification
Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The variable account, through the Series Fund, intends to comply with these requirements. Although we don’t control the Series Fund, we intend to monitor the investments of the Series Fund to ensure compliance with the requirements prescribed by the Treasury Department.

In connection with the issuance of the temporary diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If the policyowner is considered the owner of the assets of the separate account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under this policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the policyowners were not owners of separate account assets. For example, the owner of this policy has additional flexibility in allocating premiums and cash values. These differences could result in the

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policyowner being treated as the owner of the assets of the variable account. In addition Monarch does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the variable account.

Tax Treatment of Policy Loans and Other Distributions
Federal tax law establishes a class of life insurance contracts referred to as modified endowment contracts. A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment. Compliance with the 7-pay test may require that, for Plan A, the scheduled premium payment period may need to be longer (and the level of the scheduled premiums lower) for a given face amount than would otherwise be required by our rules.

Any contract received in exchange for a modified endowment contract is considered a modified endowment contract. A contract that is not originally classified as a modified endowment contract can become so classified if a material change is made in the contract at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation. In addition, making payments in addition to the scheduled payments established at the onset of the contract may violate the 7-pay test or, at a minimum, reduce the amount that may be paid in the future under the 7-pay test.

Contracts that comply with the 7-pay test will not be classified as modified endowment contracts. Loans from contracts that are not modified endowment contracts will be considered indebtedness of an owner and no part of a loan will constitute income to the owner. In addition, pre-death distributions from these contracts will generally not be included in gross income to the extent that the amount received does not exceed the owner’s investment in the contract.

Contracts that do not satisfy the 7-pay test, including contracts which initially satisfied the 7-pay test but later failed the test, will be considered modified endowment contracts subject to the following distribution rules. Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the owner. All pre-death distributions (including loans and collateral assignments) from these contracts will be included in gross income to the extent of any income on the contract (the cash surrender value less the owner’s investment in the contract) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including policy loans, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1⁄2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

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Compliance with the 7-pay test does not imply or guarantee that only seven payments will be required for the initial death benefit to be guaranteed for life. Although this contract is specifically designed to comply with the 7-pay test and Monarch will modify the payment plan you select, if necessary, to ensure that it complies with the test, certain actions by the contract owner will affect the ability of Monarch to provide such a plan. Following the payment plan as originally established will ensure that the contract will not be treated as a modified endowment contract. However, making payments in addition to the planned periodic payments established at the onset of the contract, accelerating the payment schedules or reducing the benefits during the first seven contract years, may violate the 7-pay test or, at a minimum, reduce the amount that may be paid in the future under the 7-pay test. Further, in the case of a contract with joint insureds, reducing the death benefit below the lowest death benefit provided by the contract during the first seven years will require retroactive retesting and will probably result in a failure of the 7-pay test regardless of any efforts by Monarch to provide a payment schedule that will not violate the 7-pay test.

In the case of any contract that becomes a modified endowment contract in any taxable year, distributions made within the previous two years will receive the treatment accorded to modified endowment contract distributions described above.

Aggregation of Modified Endowment Contracts
In the case of a pre-death distribution (including a policy loan, collateral assignment or complete surrender) from a policy that is treated as a modified endowment contract under the rules described above, a special aggregation requirement may apply for purposes of determining the amount of the income on the contract. Specifically, if Monarch or any of its affiliates issue to the same policyowner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the contract with respect to a distribution from any of those contracts, the income on the contract for all such contracts will be aggregated and attributed to that distribution.

Policy Loan Interest
Generally, the deduction for interest paid on any loans under a policy, whether a modified endowment contract or not, owned by an individual will be completely disallowed in 1991 and thereafter.

In the case of life insurance policies owned by a taxpayer covering the life of an individual who is an officer or employee, or is financially interested in, the taxpayer’s trade or business, the interest paid on the policy loan is not deductible to the extent that the aggregate indebtedness under all the policies covering such person exceeds $50,000.

In any event the deduction for interest paid on loans will be completely disallowed in any case where the policy is characterized as a single premium contract for Federal income tax purposes. A policy will be treated as a single premium contract for tax purposes if substantially all of the premiums are paid within a period of four years from the date the contract is purchased. Thus if a policyowner selects a scheduled premium payment period of five years or

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makes significant unscheduled premium payments under this policy within the first four policy years, the policy may be considered a single premium contract resulting in the denial of a deduction for any interest paid on policy loans.

In addition, the deduction for policy loan interest will be denied, with certain exceptions, in any case where the policyowner engages in a pattern of systematic borrowing of the policy’s cash value in order to pay all or part of the premiums under the policy.

Other Transactions
Changing the owner of the policy may have tax consequences. Exchanging the policy for another involving the same insured will have no tax consequences if there is no policy debt and no cash or other property is received, according to Section 1035(a)(l) of the Code. The new contract would have to satisfy the 7-pay test from the date of the exchange to avoid characterization as a modified endowment contract. Changing the insured under this contract will not be treated as an exchange under Section 1035 but rather as a taxable exchange.

Selecting the variable ETI or variable RPU cash value benefit options will subject the policy to retesting under the 7-pay test and may result in the policy becoming a modified endowment contract.

If there is any indebtedness under this policy which is not repaid when the policyowner elects any one of the cash value benefit insurance options, there may be income to the policyowner to the extent of the lesser of the outstanding indebtedness and the gain in the policy. In addition, if there is borrowing against the policy after the policy becomes a modified endowment contract and the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of the income in the contract.

Ownership of This Policy by Non-Natural Persons
The above discussion of the tax consequences arising from the purchase, ownership, and transfer of the policy has assumed that the owner of the policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans. Further, organizations purchasing such policies covering the life of an individual who is an officer or employee, or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or premiums paid with respect to such policies. Such organizations should obtain tax advice prior to the acquisition of the policy and also before entering into any subsequent changes to or transactions under the policy.

Other Taxes
Federal estate and state and local estate, inheritance and other taxes depend upon your or the beneficiary’s specific situation.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although our tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

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Monarch’s Income Taxes	Federal Income Taxes
We don’t expect to incur any Federal income tax liability that would be chargeable to the variable account. As a result, no charges for Federal income taxes are currently deducted from the variable account.

Changes in Federal tax treatment of variable life insurance or in Monarch’s tax status may mean that we will have to pay Federal income taxes chargeable to the variable account in the future. If we make a charge for taxes, we expect to accumulate it daily and transfer it from each investment division and into the general account monthly. We would keep any investment earnings on any tax charges accumulated in an investment division.

Monarch anticipates that tax charges, if they were imposed, would not apply to policies issued in connection with qualified pension arrangements. If tax charges were imposed with respect to such arrangements, the taxes attributable to those contracts would be charged, accumulated, and transferred to the general account monthly in accordance with the procedures set forth above.

State and Local Income Taxes

Under current laws, we may incur state and local income taxes (in addition to premium taxes) in several states, although these taxes are not significant. If the amount of these taxes changes substantially, we may make charges to the variable account.

Reinsurance	We intend to reinsure some of the risks we assume under the policies.

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More About Variable Account A and Its Divisions
About Variable Account A	Variable Account A is registered with the SEC under the Investment Company Act of 1940 as an investment company. This registration does not involve any SEC supervision of our management or the management of the variable account. The variable account is also governed by the laws of the Commonwealth of Massachusetts, our state of domicile.

We hold the assets of the variable account. These assets are held separate and apart from our general account and from the assets of any of our affiliates. We maintain records of all purchases and redemptions of Fund and Trust shares by each of the investment divisions.

Changes Within the Account	We may from time to time make additional investment divisions available to you. These divisions will invest in investment portfolios we find suitable for the policies. We also have the right to eliminate investment divisions from the variable account, to combine two or more investment divisions, or to substitute a new portfolio for the portfolio in which an investment division invests. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the policies. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. We would get prior approval from the insurance department of our state of domicile before making such a substitution. We would also get prior approval from the SEC and any other required approvals before making such a substitution.

Subject to any required regulatory approvals, we reserve the right to transfer assets of the variable account or of an investment division, which we determine to be associated with the class of policies to which your policy belongs, to another separate account or investment division.

When permitted by law, we reserve the right to:
• deregister the variable account under the Investment Company Act of 1940;
• operate the variable account as a management company under the Investment Company Act of 1940;
• restrict or eliminate any voting rights of policyowners, or other persons who have voting rights as to the variable account; and
• combine the variable account with other separate accounts.
Charges to the Variable Account	We deduct an asset charge from each division of the variable account to cover our mortality and expense risk and guaranteed benefits risk. We make the charge each day. The total amount of this charge is computed at .75% annually at the beginning of the year. Of this amount, .60% is for mortality and expense risk and .15% is for guaranteed benefits risk. The total charge may be increased but will not exceed .90% annually at the beginning of the year. We will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the policies.

The mortality risk assumed is the risk that insureds as a group will live for a shorter time than our actuarial tables predict. As a result, we would be paying more in death benefits than we planned. The expense risk assumed is the risk that it will cost us more to issue and administer the policies than we expect.

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The guaranteed benefits risk is related to potentially unfavorable investment results. One risk is that the policy’s net cash surrender value cannot cover the charges due during the guarantee period. The other risk is that we may have to limit the deduction for mortality cost (see “Maximum Mortality Cost”, page 20).

A mortality and expense risk charge above .60% is currently considered above the range of industry practice. We have given an undertaking to the SEC that unless federal legislation or Commission rules or regulations change we will file an exemptive application to the extent we wish to raise the charge above the range of industry practice. In such an application we would be required to demonstrate that the increased charge is reasonable in relation to the risks assumed under the policies. Even with such a demonstration, there is no assurance that the SEC would issue the requested exemptive order.

Charges to Divisions Investing in the Trusts
We assess a daily trust charge against the assets of each division investing in the Trusts. This charge reimburses us for the transaction charge we pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated when units are sold to the variable account.

The trust charge is currently equivalent to .34% annually at the beginning of the year. It may be increased, but will not exceed .50% annually at the beginning of the year. The charge is based on cost (taking into account our loss of interest) with no expected profit for us.

Net Rate of Return for an Investment Division	An investment division’s net rate of return depends on how the investments in the division perform. We determine the net rate of return of an investment division at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange or the New York banks are open or there’s enough trading in portfolio securities to materially affect the net asset value of an investment division. The net rate of return reflects the investment performance of the division for the valuation period and is net of the charges to the variable account described above and may reflect a charge for taxes, if any.

For divisions investing in the Series Fund, shares are valued at net asset value and we consider any dividends or capital gains distributions declared by the Series Fund.

For divisions investing in the Trusts, units of each Trust are valued at the sponsor’s repurchase price, as explained in the prospectus for the Trusts.
The Series Fund	Buying and Redeeming Shares
The Series Fund sells and redeems its shares at net asset value. Any dividend or capital gain distribution will be reinvested at net asset value in shares of the same portfolio.

Voting Rights
We will vote Series Fund shares according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we’re permitted to vote the shares of the Series Fund in our own right, we may decide to do so.

We determine the number of shares that you have in an investment division by dividing a policy’s investment base in that division by the net asset value of one share of the portfolio. Fractional votes will be counted.

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We will determine the number of shares you can instruct us to vote 90 days or less before the Series Fund meeting. We will ask you for voting instructions by mail at least 14 days before the meeting.

If we don’t get your instructions in time, we’ll vote the shares in the same proportion as the instructions received for all policies (including those received from other types of policies we issue) in that investment division. We’ll also vote shares we hold in the variable account which are not attributable to policyowners in the same proportion.

Under certain circumstances, we may be required by state regulatory authorities to disregard voting instructions. This may happen if following the instructions would mean voting to change the sub-classification or investment objectives of the portfolios, or to approve or disapprove an investment advisory contract. We may also disregard instructions to vote for changes initiated by an owner in the investment policy or the investment adviser if we disapprove of the proposed changes. We would disapprove a proposed change only if it was:

• contrary to state law;
• prohibited by state regulatory authorities; or
• decided by us that the change would result in overly speculative or unsound investments.

If we disregard voting instructions, we’ll include a summary of our actions in the next semiannual report.

Resolving Possible Conflicts Among Separate Accounts

The investment portfolios of the Series Fund are available to registered separate accounts offering variable life products of other participating insurance companies as well as to Variable Account A. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of our variable account and one or more of the variable accounts of a participating insurance company. A conflict may occur due to a change in laws affecting the operations of variable life separate accounts, differences in the voting instructions of Monarch’s policyowners and those of other companies or some other reason. In the event of a conflict, we will take any steps necessary to protect our policyowners. For a discussion of the risks associated with a single investment company being the funding vehicle for separate accounts of more than one participating insurance company, see the Series Fund prospectus which accompanies this Prospectus.

The Trusts	The Trusts:

Trust	Maturity Date	Targeted Rate of Return to Maturity as of April 11, 1991
1991	August 15, 1991	4.22
1992	May 15, 1992	5.02
1993	November 15, 1993	5.79
1994	August 15, 1994	6.35
1995	November 15, 1995	6.54
1996	February 15, 1996	6.72
1997	February 15, 1997	6.81
1998	February 15, 1998	6.95
1999	February 15, 1999	7.06
2000	February 15, 2000	7.13
2001	February 15, 2001	7.17
2003	August 15, 2003	7.32
2005	February 15, 2005	7.31
2006	February 15, 2006	7.23
2007	February 15, 2007	7.22
2008	February 15, 2008	7.34
2009	February 15, 2009	7.34
2010	February 15, 2010	7.38

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Targeted Rate of Return to Maturity
Because the underlying securities in the Trusts will grow to their face value on the maturity date, it is possible to estimate a compound rate of growth to maturity for the Trust units.

But because the units are held in the variable account the asset charge and the trust charge (described in “Charges to the Variable Account”, page 38) must be taken into account in estimating a net rate of return for the variable account. The net rate of return to maturity for the variable account depends on the compound rate of growth adjusted for these charges. It does not, however, represent the actual return on a premium we might receive under the policy on that date, since it does not reflect the charges for deferred policy loading, mortality costs, quarterly administrative fees and any net loan cost deducted from a policy’s investment base (described in “Charges Deducted from Your Investment Base”, page 19).

Since the value of the Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity for the trust units and the net rate of return to maturity for the variable account will vary correspondingly.

Charges to Series Fund Assets	The Series Fund incurs operating expenses and pays a monthly advisory fee to Merrill Lynch Asset Management, Inc. This fee equals an annual rate of:
• .50% of the first $250 million of the aggregate average daily net assets of the Series Fund;
• .45% of the next $50 million of such assets;
• .40% of the next $100 million of such assets;
• .35% of the next $400 million of such assets; and
• .30% of such assets over $800 million.

As of February 28, 1991, the net assets of the Series Fund were $2.643 billion. At that asset level, the annual fee rate earned by MLAM would be .33%.

We have agreed to reimburse the Series Fund so that the ordinary expenses of each portfolio (which include the monthly advisory fee) do not exceed .50% of the portfolio’s average daily net assets. We have also agreed to reimburse MLAM for any amounts it pays under the investment advisory agreement, as described below. These reimbursement obligations will remain in effect so long as the advisory agreement remains in effect and cannot be amended or terminated without Series Fund approval.

MLAM has agreed that if any portfolio’s aggregate ordinary expenses under its investment advisory agreement with the Fund, (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) exceed the expense limitations for investment companies in effect under any state securities law or regulation, it will reduce its fee for that portfolio by the amount of the excess. If required, it will reimburse the Series Fund for the excess. This reimbursement agreement will remain in effect so long as the advisory agreement remains in effect and cannot be amended without Series Fund approval.

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*“Illustrations for Death Benefits, Investments Base, Cash Surrender Values and Accumulated Premiums”

included in the

April 30, 1991 Directed Life 2 prospectus have not been re-filed here.

More About Monarch
Management	Our directors and their principal occupations are as follows:

	Name	Principal Occupation(l)
	William L. Adair	Chief Executive Officer, Monarch Financial Services, Inc.
	William J. Bossi, Jr.	Sr. Vice President and Chief Financial Officer, Monarch
	Bruce Brown	President and Chief Executive Officer, Monarch
	Phillip Collins	Sr. Vice President, Career Sales, Monarch
	Mark W. DeTora	Sr. Vice President, Marketing, Monarch
	Ronald P. Freres	Executive Vice President, Treasurer and Chief Financial Officer, Monarch Capital Corporation and Vice President, Monarch
	Roger T. Servison	President and Chief Executive Officer, Monarch Capital Corporation
	Raymond A. Terfera	Vice President, General Counsel and Secretary, Monarch
(l) All of the directors except Messrs. William Adair, William Bossi, Ronald Freres and Roger Servison have been with us in an executive capacity for at least the past five years.

Mr. Adair joined Monarch Financial Services, Inc. in May 1990. From March 1982 to June 1988, he was an officer of Integrated Resources, New York, New York. From July 1988 to May 1989, he was President of Adair Howard, Inc., New Canaan, Connecticut. From May 1989 to May 1990, he was a Partner of Adair Brakovich, Inc., New Canaan, Connecticut. Mr. Bossi joined Monarch in March 1989. Since February 1988, he had been Vice President and Chief Actuary of Connecticut Mutual Life Insurance Company. From February 1978 to February 1988, he was Associate Actuary of Connecticut General Life Insurance Company. Mr. Freres joined Monarch in May 1988. Since 1977, he had been a partner at Ernst & Whinney, New York, New York, and served as national director of Ernst & Whinney’s services to the insurance industry since 1983. Mr. Servison joined Monarch Capital Corporation in September 1990. Since 1985, he had been Senior Vice President, New Business Development at FMR Corp., Inc., Boston, Massachusetts.

Our officers who are not directors but report to the President are:

	Name	Office Held(2)
	Theodore N. Coia	Vice President, Health Underwriting
	Kenneth Dilanian	Vice President, Group
	David J. Jackson	Vice President
	Kenneth Ross	Vice President, Claims
	Stephen J. Serkey	Sr. Vice President, Administration

(2)   All the officers except Messrs. Stephen Serkey, David Jackson and Theodore Coia have been with us for more than five years. Mr. Coia joined Monarch in 1987. Prior to joining Monarch, he worked at Phoenix

53

Mutual Life Insurance Company for 12 years, serving initially in the Corporate Planning Division and later heading the Special Markets Division.

Mr. Jackson joined Monarch in May 1990. From October 1987 to December 1989, he had been Senior Vice President of Selective Insurance Group, Branchville, New Jersey. From March 1980 to September 1987, he had been Division Claims Manager of Hanover Insurance Group, Piscataway, New Jersey.

Mr. Serkey joined Monarch in June 1986. Since January 1979, he had been Vice President of Administration, Phoenix Mutual Life Insurance Company, Hartford, Connecticut.
State Regulation	We’re regulated and supervised by the Insurance Department of the Commonwealth of Massachusetts, which periodically examines our financial condition and operations. We’re also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable life insurance policies offered by this prospectus have been approved by the Insurance Department of the Commonwealth of Massachusetts and in other jurisdictions.

We’re required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with local insurance laws and regulations.

Registration Statement

We have filed a Registration Statement under the Securities Act of 1933 with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information in the Registration Statement. We have omitted certain portions according to SEC rules. You may obtain the omitted information from the SEC’s main office in Washington, D.C., by paying the SEC’s prescribed fees.

Legal Proceedings	There are no legal proceedings to which Variable Account A is a party or to which the assets of the Account are subject. Like many insurance companies, we are ordinarily involved in litigation concerning policy benefits and certain investment matters (“routine litigation actions”); such actions may include claims for punitive damages and compensatory damages. We do not believe that such routine litigation is material, and we don’t expect to incur significant losses from these actions.

On February 20, 1991, a class action lawsuit was filed in the United States District Court, District of Massachusetts, against Monarch Capital, Monarch, Springfield Life Insurance Company (a subsidiary of Monarch), certain named officers and directors of each of these companies, and Ernst & Young (Channing M. Wells, III, et al. v. Monarch Capital Corporation, et al.). The complaint, filed as a class action on behalf of all persons or entities who purchased common stock of Monarch Capital during a specified period (allegedly at an inflated value), alleges that the defendants misrepresented the financial condition of Monarch Capital and Monarch and, as a result, allegedly violated federal and state securities laws. The complaint seeks damages, including treble damages, in an unspecified amount from each of the defendants for the loss in the value of their stock. Monarch is reviewing the complaint and intends to defend this action vigorously. The ultimate outcome of this litigation cannot presently be determined.

On or about April 5, 1991, The Northern Trust Company (“Northern Trust”) filed an action against Monarch in the United States District Court. Northern

54

District of Illinois, with respect to a $15 million promissory note (“Note”) issued by a company controlled by Monarch Capital (The Northern Trust Company v. Monarch Life Insurance Company). The Note matured on December 31, 1990, and is currently in default. The complaint alleges that Northern Trust made a demand upon Monarch to purchase the Note, pursuant to an agreement (“Guaranty Agreement”) between Monarch and Northern Trust wherein Monarch agreed to purchase the Note from Northern Trust, upon written demand from Northern Trust stating that the Note was in default. Northern Trust alleges that Monarch has refused to purchase the Note. The action seeks money damages and punitive damages in unspecified amounts.

On or about January 15, 1991, Principal Mutual Life Insurance Company filed an action in Suffolk Superior Court, Massachusetts, against Monarch Life seeking specific enforcement of a take-out commitment, obligating Monarch Life to purchase an $11 million promissory note which is secured by a first mortgage on a commercial office property in Quincy, Massachusetts (Principal Mutual Life Insurance Company v. Monarch Life Insurance Company, et al.).

Legal Matters

The legal validity of the policies described in this prospectus has been passed on by Raymond A. Terfera, Vice President, General Counsel and Secretary of Monarch. Sutherland, Asbill & Brennan of Washington, D.C., has provided advice on certain matters relating to federal securities laws.

Experts	The consolidated financial statements of Monarch Life Insurance Company and subsidiaries and the financial statements of Variable Account A of Monarch Life Insurance Company appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Mitchell R. Katcher, F.S.A., M.A.A.A., Senior Vice President and Chief Actuary of Monarch Financial Services, Inc., as stated in his opinion filed as an exhibit to the Registration Statement.

Financial Statements	The consolidated financial statements of Monarch Life Insurance Company and subsidiaries, included herein, should be distinguished from the financial statements of Variable Account A and should be considered only as bearing upon the ability of Monarch Life Insurance Company to meet its obligations under the policies.

55

**Financial statements included in the April 30, 1991 Directed Life 2 prospectus have not been re-filed here.

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f) (2) (A)

Transamerica Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

CONTENTS OF THE REGISTRATION STATEMENT

●	The facing sheet
●	The prospectus supplement consisting of 14 pages
●

Audited financial statements (statutory basis) as of December 31, 2018, and December 31, 2017, and for the years ended December 31, 2018, 2017 and 2016 for Transamerica Life Insurance Company, and related auditor’s reports

●

Audited financial statements (U.S. GAAP basis) as of December 31, 2018, and for the years ended December 31, 2018, and December 31, 2017, for Merrill Lynch Life Variable Life Separate Account II and related auditor’s report

●	Historical Documents
➢	Prospectus for MLLIC Directed Life 2 dated April 30, 1991

●	Part II
●	The signatures
●	The following exhibits:

Exhibit
1. A.	(1)	(a)	Resolution establishing the separate account.
https://www.sec.gov/Archives/edgar/data/869800/0000950133-97-001548.txt

		(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger. Filed herewith

		(c)	Resolution of Transamerica Advisors Life Insurance Company authorizing Plan of Merger. Filed herewith

	(2)	Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Life Insurance Company, on its own and on behalf of the Separate Account.
https://www.sec.gov/Archives/edgar/data/859607/000119312513154737/d492136dex3a.htm

		(b)	Form of Broker/Dealer and Sales Agreement.
https://www.sec.gov/Archives/edgar/data/859607/000119312512509722/d448188dex3b.htm

	(4)	Not Applicable.

	(5)	(a)	(1) Scheduled Premium Variable Life Insurance Policy. Filed herewith

		(b)	(1) Guarantee of Insurability Rider. Filed herewith

(2) Accidental Death Benefit Rider. Filed herewith

(3) Children’s Term Rider. Filed herewith

	(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company.
https://www.sec.gov/Archives/edgar/data/1475232/000119312510211886/dex996a.htm

		(b)	Bylaws of Transamerica Life Insurance Company.

https://www.sec.gov/Archives/edgar/data/1475232/000119312510211886/dex996b.htm

(7)	Not Applicable.

(8)	(a)	Form of Participation Agreement (Alliance).
https://www.sec.gov/Archives/edgar/data/880793/0000950109-96-008175.txt

	(a)(1)	Amendments to Participation Agreement (Alliance).
https://www.sec.gov/Archives/edgar/data/880793/000091205799003311/0000912057-99-003311.txt

	(a)(2)	Form of Amendment to Participation Agreement (Alliance).
https://www.sec.gov/Archives/edgar/data/880793/000095013307001743/w28418exv99w8wqq.txt

	(a)(3)	Amendment to Participation Agreement (AllianceBernstein).
https://www.sec.gov/Archives/edgar/data/869800/000077820915000147/ppvexhibit26hxxvii.htm

	(a)(4)	Revision to Schedule A of Participation Agreement (AllianceBernstein).
https://www.sec.gov/Archives/edgar/data/869800/000077820916000422/exhibit26h28.htm

	(b)	Form of Participation Agreement (BlackRock.)
https://www.sec.gov/Archives/edgar/data/1162328/000095013307001741/w28421exv99w8wi.txt

	(b)(1)	Participation Agreement (BlackRock).
https://www.sec.gov/Archives/edgar/data/880793/000095013308001620/w46256bexv99w8wfff.htm

	(b)(2)	Amendment to Participation Agreement (BlackRock).
https://www.sec.gov/Archives/edgar/data/869800/000077820915000147/ppvexhibit26h28.htm

	(c)	Participation Agreement (AIM/Invesco).
https://www.sec.gov/Archives/edgar/data/880793/0000950109-97-003176.txt

	(c)(1)	Amendment to Participation Agreement (AIM/Invesco).
https://www.sec.gov/Archives/edgar/data/880793/000091205799003311/0000912057-99-003311.txt

	(c)(2)	Form of Amendment to Participation Agreement (AIM/Invesco).
https://www.sec.gov/Archives/edgar/data/880793/000095013306001982/w15600exv99w8wcc.txt

	(c)(3)	Amendment to Participation Agreement (AIM/Invesco).
https://www.sec.gov/Archives/edgar/data/869800/000077820915000147/ppvexhibit26h29.htm

	(d)	Amended and Restated Participation Agreement (MFS).
https://www.sec.gov/Archives/edgar/data/869800/000077820915000147/ppvexhibit26h30.htm

	(e)	Form of Rule 22c-2 Shareholder Information Agreement (AIM/Invesco).

https://www.sec.gov/Archives/edgar/data/880793/000095013307001743/w28418exv99w8wgg.txt

	(f)	Form of Rule 22c-2 Shareholder Information Agreement (AllianceBernstein).
https://www.sec.gov/Archives/edgar/data/880793/000095013307001743/w28418exv99w8whh.txt

	(g)	Form of Rule 22c-2 Shareholder Information Agreement (BlackRock).
https://www.sec.gov/Archives/edgar/data/1162328/000095013307001741/w28421exv99w8wj.txt

	(h)	Form of Rule 22c-2 Shareholder Information Agreement (MFS).
https://www.sec.gov/Archives/edgar/data/880793/000095013307001743/w28418exv99w8wmm.txt

(9)	None.

(10)	None.

(11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures. Filed herewith

(12)	Opinion of counsel as to the legality of the securities being registered. Filed herewith

(13)	None.

(14)	None.

(15)	Auditors’ Consent. Filed herewith

(16)	Powers of Attorney on behalf of: Blake S. Bostwick; Eric J. Martin; Mark W. Mullin; Jay Orlandi;
David Schulz;C. Michiel van Katwijk. Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Life Variable Life Separate Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and in the State of Colorado, on this 1st day of July 2019.

MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
(Registrant)

Transamerica Life Insurance Company
(depositor)

By: Blake S. Bostwick
Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2019:

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Attorney-in-Fact	July 1, 2019

EXHIBIT INDEX

1. A. (1)(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger
1. A. (1)(c)	Resolution of Transamerica Advisors Life Insurance Company Board authorizing Plan of Merger
1. A. (5)(a1)	Scheduled Premium Variable Life Insurance Policy
1. A. (5)(b1)	Guarantee of Insurability Rider
1. A. (5)(b2)	Accidental Death Benefit Rider
1. A. (5)(b3)	Children’s Term Rider
1. A. (11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures
1. A. (12)	Opinion of Counsel as to the legality of the securities being registered
1. A. (15)	Auditor’s Consent
1. A. (16)	Powers of Attorney